First Floor, Block G Rochester Place 173 Rivonia Road Sandton 2146 PO Box 782761 Sandton 2146 Republic of South Africa Tel: +27 11 783 9903 Fax: +27 11 783 9953 www.venmyn.com

UPDATE NATIONAL INSTRUMENT 43-101 TECHNICAL REPORT ON TANZANIA ROYALTY EXPLORATION CORPORATION’S BUCKREEF GOLD PROJECT IN TANZANIA BY VENMYN RAND (PTY) LIMITED
Complied by F. HARPER B.Sc.Hons (Geol.) Pr Sci Nat ; MGSSA MINERAL INDUSTRY ADVISOR VENMYN

A.N.CLAY
M.Sc. (Geol.), M.Sc. (Min. Eng.), Dip. Bus. M. Pr Sci Nat, MSAIMM, FAusIMM, FGSSA, MAIMA,
M.Inst.D, AAPG
MANAGING DIRECTOR VENMYN

P. ZIZHOU
M. Sc (Geol)
Pr Sci Nat,
 EXPLORATION MANAGER
TANZANIA ROYALTY EXPLORATION
CORPORATION

Our Ref. Effective Date	D1030R 28th June 2011

Directors: A N Clay (British); S E Conquest, E de V Greyling; N McKenna; C A Telfer

Venmyn Rand (Pty) Ltd. trading as Venmyn Reg. No. 1988/004918/07

i

UPDATE NATIONAL INSTRUMENT 43-101 TECHNICAL REPORT

ON

TANZANIA ROYALTY EXPLORATION CORPORATION’S

BUCKREEF GOLD PROJECT IN

TANZANIA BY

VENMYN RAND (PTY) LIMITED

EXECUTIVE SUMMARY (NI ITEM 3)

Venmyn Rand (Pty) Limited (Venmyn) was requested by Tanzania Royalty Exploration Corporation (TRX), in February 2011, to prepare an independent Canadian National Instrument 43-101 (NI 43-101) Technical Report on its Buckreef Gold Mine Re-development Project (Buckreef Project) in Tanzania. This Technical Report was entitled “National Instrument 43-101 Technical Report on Tanzanian Royalty Exploration

Corporation s Buckreef Gold Project in Tanzania by Venmyn Rand (Pty) Ltd” (Venmyn Reference Number

D962R). TRX is a publicly traded company on the Toronto Stock Exchange and at that time, the Technical Report formed part of the documentation in support of the publication of a material change in the Mineral Resource statement for the Buckreef Project.

TRX has requested that Venmyn prepared an Update Technical Report, the purpose of which will be to document the re-publication of the February 2011 Mineral Resource statement at a lower cut-off grade, which TRX considers, more accurately reflects the current and forecast dynamics of global gold market. The Update Technical Report (Venmyn D1030R) is identical in all respects to the original February 2011 (Venmyn D962R) document, excepting for the changes to the Section 18 on the Mineral Resource estimation. The Update Technical Report (Venmyn D1030R) describes the technical parameters, exploration results and Mineral Resources of the gold deposit in a manner fully compliant with the requirements of the National Instrument 43-101 Standards for Disclosure for Mineral Projects.

TRX is a gold finance company focused on the development of production revenue from advanced-stage gold exploration projects in the Lake Victoria Goldfields (LVG) of Tanzania (Figure 1). The company s unique business strategy is to enter partnerships with major exploration and mining companies and receive advanced royalty income prior to production, as well as throughout commercial production. In addition, TRE actively explores suitable gold projects that ultimately will be the object of third party royalty agreements.

Property, Ownership and Location

TRX is the holder of numerous gold mineral assets in the Tanzanian goldfields, two of which include the, Kigosi and Lunguya eluvial gold deposits. In December 2010, TRX signed a binding heads of agreement with the State Mining Corporation of Tanzania (Stamico). TRX will have the right to earn a 55% interest in the Buckreef Project, with Stamico holding the remaining 45%. A Definitive Joint Venture Agreement governing ownership and management of the Buckreef Project is expected to be signed in due course. The Technical Report will review and document the techno-economic parameters for the Buckreef Project only.

The Buckreef Project is located in north central Tanzania immediately to the south of Lake Victoria, in the Mwanza Provincial District. The Buckreef Project is situated 110km southwest of Mwanza and is accessed by unpaved roads and an airstrip. The project comprises the dormant Buckreef Gold Mine and four prospects with known mineralisation namely, Buckreef, Buziba, Tembo and Bingwa.

Geology and Mineralisation

The Buckreef and Buziba gold deposits are classified as medium grade orogenic gold deposits hosted by mafic volcanic sequences of the eastwest trending Archaean Rwamagaza Greenstone Belt (RGB) within the Lake Victoria Goldfields (LVG) of the Tanzanian Craton. The Buckreef deposit is hosted by a steeply dipping, northeast-southwest trending brittle-ductile shear zone with an early phase of iron rich carbonate alteration, re-brecciation, felsite intrusion and a later phase of auriferous quartz veining.

NI 43-101 Technical Report for TRX, Tanzania June 2011

ii

The Buziba deposit is a more disseminated mineralising system developed in zones of eastwest trending cleavage development and porphyry dyke intrusion, within a sequence of pillow meta-basalts and minor ultramafic rocks. The gold at Buziba is associated with a series of variably deformed quartz-carbonate-hematite-magnetite-pyrite veins displaying pervasive silicification and sericitisation.

Exploration Concept

The Buckreef Gold Mine was an underground mine operated by the Tanzanian State during the late 1980s. Apart from the state, several previous owners of the project undertook numerous exploration programmes including aeromagnetic, helicopter borne IP, ground magnetic and soil geochemistry surveys, as well as extensive Reverse Circulation (RC), Aircore (AC) and diamond drilling programmes.

Iamgold Corporation (Iamgold), the most recent owner of the project, verified the historic drilling data, undertook additional exploration and defined JORC compliant Mineral Resources in 2006. In total, the exploration programme included approximately 30,000 soil samples, 202,000m of RC drilling, 124,000m of AC drilling and 28,000m of diamond core drilling. An unconfirmed estimate for the historic exploration expenditure is USD23m. (Iamgold 2009).

Metallurgical testwork programs were undertaken on both the Buckreef and Buziba ores types. The testwork on Buckreef ore indicated that oxide and transitional ore types were amenable to treatment using typical carbon-in-leach (CIL) processing techniques and fresh ore may benefit from flotation and a finer grind with recoveries anticipated to be in the low 90%s. The testwork results for Buziba ore indicated that it is amenable to treatment using gravity and CIL processing techniques. Metallurgical recoveries for Buziba ore were anticipated to be in the low to mid 90%s. Heap leaching testwork indicated that, at a 25mm-50mm crushing size fraction in oxide ore, a 75% recovery could be anticipated, whilst transitional and fresh ore recoveries were lower, at 35% to 50%.

Status of Exploration

TRX has not undertaken exploration on the Buckreef Project to date as it only recently acquired the licences in December 2010. TRX plans to initiate a Pre-Feasibility Study as part of the process to fast track the project to production.

Development and Operations

The Buckreef Project is an exploration project and apart from historic mining on the Buckreef Project, no mining operations or development has been undertaken by TRX.

Conclusions and Recommendations

Hellman & Schofield (Pty) Ltd (Hellman and Schofield) was retained by TRX to undertake the Mineral Resource estimation for the Buckreef Project. The Mineral Resource estimates were based partially on a historic dataset that has been verified and deemed suitable for Mineral Resource estimation (Hellman and Schofield 2007), as well as Iamgold exploration data, which is similarly of a standard compliant with National Instrument and JORC reporting requirements. The Mineral Resources were estimated using Multiple Indicator Kriging (MIK) techniques in GS3 software produced by Hellman and Schofield. The model estimates resources into panels, which approximate the drillhole sample spacing throughout the majority of the study area. The Mineral Resource estimates within each panel were classified according to the distribution of sampling in the kriging neighbourhood and took into account the uncertainty in the estimates related to the proximity and distribution of the informing composites.

The February 2011 National Instrument 43-101 compliant Mineral Resource estimate for the Buckreef Project is summarised as follows and was published at a 1g/t Au cut-off grade and included only the mineralisation above the 1,100mRL level:-

NI 43-101 Technical Report for TRX, Tanzania June 2011

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Summary February 2011 NI 43-101 Compliant Mineral Resource Estimate for the Buckreef Project (1g/t Au Cut-off Grade, Excluding Mineralisation below 1,100mRL Level)

	Tonnes	Au	Contained	Tonnes	Au	Contained	Tonnes	Au	Contained	Tonnes	Au	Contained
	(Mt)	Grade	Au (Moz)	(Mt)	Grade	Au (Moz)	(Mt)	Grade	Au (Moz)	(Mt)	Grade	Au (Moz)
		(g/t)			(g/t)			(g/t)			(g/t)

Buckreef	3.066	2.7	0.265	1.076	2.4	0.083	4.142	2.6	0.348	5.793	2.7	0.507
Buziba	~	~	~	6.565	1.7	0.361	6.565	1.7	0.361	2.14	1.6	0.110

Tembo	~	~	~	~	~	~	~	~	~	1.129	3.4	0.123
Bingwa
TOTAL	3.066	2.7	0.265	7.641	1.8	0.444	10.707	2.04	0.709	9.062	2.5	0.740

Source: Hellman and Schofield 2011 Estimates over variable widths to 3m to 40m *Includes only those Mineral Resources above 1,100mRL

Bulk Density ranges 2.0g/cm 3 to 2.8g/cm 3 Inconsistencies in totals are due to rounding
Venmyn has not independently audited the Mineral Resources
Venmyn did not perform a full scale due diligence of the available information
Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability 55% attributable to TRX
Cut-off grade 1g/t Au

Subsequent to February 2011, TRX decided to publish the Mineral Resource statement at a 0.5g/t Au cut-off grade, to reflect the current and forecast dynamics of global gold market. In addition, the mineralisation below the 1.100mRL at Buckreef Prospect was included in the estimate as TRX considers the mineralisation below this level to have reasonable prospects for eventual economic extraction. The June 2011 Update National Instrument Compliant Mineral Resource Estimate for the Buckreef Project is as follows:-

Summary June 2011 NI43-101 Compliant Mineral Resource Estimate for the Buckreef Project (0.5g/t Au Cut-off Grade, Including Mineralisation Below 1,100mRL Level)

DEPOSIT	MEASURED			INDICATED			INFERRED			MEASURED & INDICATED
	Tonnes	Au	Containe	Tonnes	Au	Contained	Tonnes	Au	Contained	Tonnes	Au	Contained
	(Mt)	Grade	d Au	(Mt)	Grade	Au (Moz)	(Mt)	Grade	Au (Moz)	(Mt)	Grade	Au (Moz)
		(g/t)	(Moz)		(g/t)			(g/t)			(g/t)

Buckreef	5.176	2.05	0.341	3.706	1.86	0.222	7.158	1.89	0.435	8.882	1.97	0.563
Buziba*				21.264	1.07	0.732	8.170	1.00	0.263	21.264	1.07	0.732
Bingwa							1.120	2.4	0.086
Tembo							0.725	2.18	0.051
Total	5.176	2.05	0.341	24.970	1.19	0.954	17.173	1.51	0.835	30.146	1.34	1.295

Source: Hellman and Schofield 2011, TRX 2011 Estimates over variable widths to 3m to 40m Includes Mineral Resources below 1,100mRL

Bulk Density ranges 2.0g/cm 3 to 2.8g/cm 3 Inconsistencies in totals are due to rounding
Venmyn has not independently audited the Mineral Resources
Venmyn did not perform a full scale due diligence of the available information
Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability

*Low grade, high tonnage deposit for which lowering the cut-off grade permits much larger tonnages to be incorporated in the Mineral Resource estimate 55% attributable to TRX

Cut-off grade 0.5g/t Au

The geological continuity and grade distribution of the Buckreef mineralisation is well constrained and the upside potential to define additional Mineral Resources in extensions of the known orebody has been confirmed through drilling. The Mineral Resource base has been re-published to reflect the implementation changes in the cut-off grades as the gold price improved and detailed infill drilling at the Buziba, Tembo and Bingwa Prospects will upgrade the classification of the Mineral Resources in those prospects.

NI 43-101 Technical Report for TRX, Tanzania June 2011

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The positive prospectivity of the Buckreef Project is such that advancement of the exploration programme to Scoping Study and Pre-feasibility Study (PFS) level is warranted. TRX plans to initiate a PFS within the near future and dependent upon the outcome of that study, anticipates the commencement of the fast-track ramp-up to open pit mining in 30 months.

The exploration potential of the RGB has not been fully realised and TRX is well positioned to benefit when the full extent of the prospectivity of the greenstone belt is determined. Furthermore, the Buckreef Project benefits particularly from being an open pittable gold deposit, which can be brought rapidly into production to benefit from the current favourable gold market conditions. The definite upside potential to define further Mineral Resources serves to provide focus for future exploration and expansion of the project.

NI 43-101 Technical Report for TRX, Tanzania June 2011

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DISCLAIMER AND RISKS

This Independent Technical Report has been prepared by Venmyn. In the preparation of the report, Venmyn has utilised information relating to operational methods and expectations provided to them by Tanzania Royalty Exploration Corporation. Where possible, Venmyn has verified this information from independent sources after making due enquiry of all material issues that are required in order to comply with the National Instrument 43-101 code. Venmyn and its directors accept no liability for any losses arising from reliance upon the information presented in this report.

OPERATIONAL RISKS

The business of mining and mineral exploration, development and production by their nature contain significant operational risks. The business depends upon, amongst other things, successful prospecting programmes and competent management. Profitability and asset values can be affected by unforeseen changes in operating circumstances and technical issues.

POLITICAL AND ECONOMIC RISK

Factors such as political and industrial disruption, currency fluctuation and interest rates could have an impact on Tanzania Royalty Exploration Corporation future operations, and potential revenue streams can also be affected by these factors. The majority of these factors are, and will be, beyond the control of Tanzania Royalty Exploration Corporation or any other operating entity.

NI 43-101 Technical Report for TRX, Tanzania June 2011

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UPDATE NATIONAL INSTRUMENT 43-101
TECHNICAL REPORT
ON
TANZANIA ROYALTY EXPLORATION CORPORATION’S
BUCKREEF GOLD PROJECT
IN
TANZANIA
BY
VENMYN RAND (PTY) LIMITED

TABLE OF CONTENTS
1	INTRODUCTION (NI 4)		1
1.1	Sources of Information and Reliance on Other Experts (NI 4 and NI 5)		1
1.2	Personal Inspection		3
1.3	Scope of the Opinion and Statement of Independence		3
2	RELIANCE ON OTHER EXPERTS (NI 5)		4
3	LOCALITY, INFRASTRUCTURE AND COUNTRY PROFILE OF TANZANIA (NI 20)		4
3.1	Tanzania Locality, Country Profile and General Infrastructure		4
3.2	Economic Climate and Fiscal Regime		6
3.3	Exploration and Mining in Tanzania		6
3.4	Tanzanian Mining Law and Royalties and Taxes		7
4	PROPERTY DESCRIPTION AND LOCATION (NI 6)		8
4.1	Issuer s Title and Tenure		8
	4.1.1	Material Agreements	10
	4.1.2	Environmental Consideration	10
	4.1.3	Royalties, Fees and Taxes	10
	4.1.4	Claims, Servitudes Permits and Licences	10
	4.1.5	Existing Mining Infrastructure	10
5	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES AND PHYSIOGRAPHY (NI 7)		12
5.1	Locality, Population, Access and Local Resources		12
5.2	Climate, Vegetation and Physiography		12
6	HISTORY (NI 8)		12
6.1	Historical Mineral Resource Estimates		14
7	REGIONAL GEOLOGICAL SETTING (NI 9)		15
7.1	Local Geological Setting (NI 9)		16
8	DEPOSIT TYPE (NI 10)		18
9	MINERALISATION (NI 11)		18
10	EXPLORATION (NI 12)		20
10.1	Geophysics		20
10.2	Geochemistry		22
11	DRILLING (NI 13)		22
12	SAMPLING METHOD AND APPROACH (NI 14)		25
12.1	Rock Density Measurements		26

NI 43-101 Technical Report for TRX, Tanzania June 2011

vii

13	SAMPLE PREPARATION, ANALYSIS AND SECURITY (NI 15)	26
14	QUALITY ASSURANCE AND QUALITY CONTROL (NI 16)	27
15	DATA VERIFICATION (NI 16)	27
15.1	Assessment of the QA/Qc Data	27
16	ADJACENT PROPERTIES (NI 17)	28
17	MINERAL PROCESSING AND METALLURGICAL TESTING (NI 18)	28
18	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES (NI 19)	30
19	ENVIRONMENTAL CONSIDERATIONS (NI 25)	36
20	SUMMARY, CONCLUSIONS AND RECOMMENDATIONS (NI 21 AND NI 22)	36
21	REFERENCES (NI 23)	39

NI 43-101 Technical Report for TRX, Tanzania June 2011

NI 43-101 Technical Report for TRX, Tanzania June 2011

NI 43-101 Technical Report for TRX, Tanzania June 2011

1
1		INTRODUCTION (NI 4)

Venmyn Rand (Pty) Limited (Venmyn) was requested by Tanzania Royalty Exploration Corporation (TRX) in February 2011, to prepare an independent Canadian National Instrument 43-101 (NI 43-101) Technical Report on its Buckreef Gold Mine Re-development Project (Buckreef Project) in Tanzania. This Technical Report was entitled “National Instrument 43-101 Technical Report on Tanzanian Royalty Exploration

Corporation s Buckreef Gold Project in Tanzania by Venmyn Rand (Pty) Ltd” (Venmyn Reference Number

D962R). TRX is a publicly traded company on the Toronto Stock Exchange and at that time, the Technical Report formed part of the documentation in support of the publication of a material change in the Mineral Resource statement for the Buckreef Project.

TRX has requested that Venmyn prepared an Update Technical Report, the purpose of which will be to document the re-estimation of the February 2011 Mineral Resource statement at a new cut-off grade, which TRX considers, more accurately reflects the current and forecast dynamics of global gold market. The Update Technical Report (Venmyn D1030R) is identical in all respects to the original February 2011 (Venmyn D962R) document, excepting for the changes to the Section 18 on the Mineral Resource estimation. The Update Technical Report (Venmyn D1030R) describes the technical parameters, exploration results and Mineral Resources of the gold deposit in a manner fully compliant with the requirements of the National Instrument 43-101 Standards for Disclosure for Mineral Projects.

TRX is a gold finance company focused on the development of production revenue from advanced-stage gold exploration projects in the Lake Victoria Goldfields (LVG) of Tanzania (Figure 1). The company s unique business strategy is to enter partnerships with major exploration and mining companies and receive advanced royalty income prior to production, as well as throughout commercial production. In addition, TRE actively explores suitable gold projects that ultimately will be the object of third party royalty agreements.

TRX is the holder of numerous gold mineral assets in the Tanzanian goldfields, two of which include the, Kigosi and Lunguya eluvial gold deposits. In December 2010, TRX signed a binding heads of agreement with State Mining Corporation of Tanzania (Stamico). TRX will have the right to earn a 55% interest in the Buckreef Project, with Stamico holding the remaining 45%. A Definitive Joint Venture Agreement governing ownership and management of the Buckreef Project is expected to be signed in due course. The Technical Report will review and document the techno-economic parameters for the Buckreef Project only.

The Technical Report has been prepared in compliance with and to the extent required by the National Instrument 43-101 „Standards of Disclosure for Mineral Projects and „CIM „Guideline for the Reporting of Exploration Results and the Estimation of Mineral Resources and Mineral Reserve Best Practice Guidelines . These standards of disclosure are the minimum standard for Venmyn s techno-economic due diligence and embody current trends in technical and economic valuation of mineral properties.

Venmyn s proprietary checklist ensures that an internationally acceptable process was completed for the reporting of the mineral assets. The designated NI 43-101 Item numbers are presented in the Section titles for ease of reference.

	1.1	Sources of Information and Reliance on Other Experts (NI 4 and NI 5)

The Technical Report is based upon information supplied by TRX, as well as several studies conducted on behalf of previous owners by independent specialist consultants. Venmyn has reviewed the independent technical reports and is reasonably assured, having made due enquiry, that these reports are based on accepted international and South African industry practice and fairly represent the project. These expert opinions and conclusions are incorporated as part of this report with written permission from the independent consultants and are summarised in Table 1, referenced in the text and included in Section 21.

The Mineral Resources estimate has been compiled independently by Hellman and Schofield (Pty) Ltd.

NI 43-101 Technical Report for TRX, Tanzania June 2011

VENMYN
Independence you can trust

Tanzanian Royalty

FIGURE 01

LOCALITY AND INFRASTRUCTURE OF TANZANIA

LOCALITY WITHIN AFRICA
TANZANIA
UGANDA
RWANDA
Kigali
BURUNDI
Bujumbura
KENYA
Nairobi
Lake Naivasha
Lake Victoria
Lake Natron
Bukoba
Musoma
Mwanza
BUCKREEF PROJECT
Serengeti National Park
Ngorongoro Conservation Area
Kilimanjaro Game Reserve
Tsavo National Park
Arusha
Moshi
N23
Lake Eyasi
Lake Manyara
Tarangire National Park
Shinyanga
Kahama
B3
B6
B1
B141
Kigosi Game Reserve
Gombe National Park
Kigoma
Tabora
Singida
Tanga
A14
Dodoma
B129
Zanzibar
Dar es Salaam
A7
Morogoro
Lake Tanganyika
Mpanda
Mtera Dam
Ruaha National Park
Iringa
Kidatu
DRC
Sumbawanga
Lake Rukwa
Mbeya
A104
Mikumi National Park
Indian Ocean
ZAMBIA
Lindi
Mtwara
Songea
Lake Bangweulu
MALAWI
MOZAMBIQUE
0
Scale:
400km
2°
10°
30°
34°
38°

LEGEND:

- Capital City
- Towns
- Roads
- Railway Lines
- Powerlines
- International Boundaries
- Provincial Boundaries
- Rivers
- Lakes and Dams
- Conservation Areas
- Mountain Ranges
- Project Area

This diagram and the information herein may not be reproduced or transmitted in any form without prior written permission from Venmyn Rand (Pty) Ltd. Graphics by Interaction.

D045[illegible]Tanzania11

3

The Technical Report is based upon the following information supplied from TRX to Venmyn:-

  historic exploration information from previous holders of the exploration rights, Iamgold Corporation (Iamgold), which surrendered the rights and exploration information to the Tanzanian government in 2009. The historic information is in the possession of TRX by virtue of Joint Venture with Stamico;
  in-house exploration results from surveys undertaken by Iamgold in the course of their tenure;
  technical reviews undertaken by independent consultants, commissioned by and on behalf of Iamgold. The historic Mineral Resource estimates have been reviewed at a high level but not independently due diligenced in detail by Venmyn; and
  Venmyn has reviewed the Mining Licence and Prospecting Licences. Venmyn has not independently verified the legal status of the licences nor is it qualified to do so and, whilst this does not constitute a legal opinion, the authors have satisfied themselves that the information presented herein is materially correct.

TRX has warranted in writing that it has openly provided all material information to Venmyn, which, to the best of its knowledge and understanding, is complete, accurate and true.

Table 1 : Source Documentation

DOCUMENT NAME	COMPILED BY	REFERENCE	DATE

Buckreef Project-Tanzania. Interpretation		A report for Ashanti
of a Helicopter airborne geophysical	Barret D.		1999
survey.		Goldfields (Tanzania) Ltd.
Buckreef Gold mine Re-Development
Project	Stamico	Information Memorandum	Aug-10
Technical Report on the Buckreef Gold	Tomkinson, M.J.,		2006 Published on
Hellman and Schofield
Project	Putland L.,		SEDAR 2006
Estimates of the Gold Resources at			June 2007
Hellman and Schofield
Buckreef Prospect, Tanzania			Unpublished Report
Recoverable gold Resource Estimation of			July 2006 Unpublished
Hellman and Schofield
the Bingwa Deposit, Tanzania			Report
Recoverable gold Resource Estimation of			February2007
Hellman and Schofield
the Tembo Deposit, Tanzania			Unpublished Report
	Minde, T., Sheehan,		July 2009 Unpublished
Iamgold Surrender Report		Iamgold Tanzania Limited
	P.,		Report
2007 Unpub
Proposed Hydrometric Station Locations	Mc Nee,G.	Lorax Environmental	lishedReport

1.2	Personal Inspection

The Qualified Person responsible for the Mineral Resource, Mr N.J. Johnson visited the site in 2004. Mr. Zizhou, is the Exploration Manager for TRX and is a Qualified Person as defined by National Instrument 43-101. Mr. Zizhou visited the project in January 2011.

1.3	Scope of the Opinion and Statement of Independence

In the execution of the mandate, Venmyn undertook a technical review, in order to identify the factors of both a technical and economic nature, which would impact the future viability of the Buckreef Project in Tanzania. Venmyn considered the strategic merits of the assets on an open and transparent basis.

Venmyn has prepared this Technical Report for potential investors and their advisors. Where applicable, Venmyn has reviewed supporting documentation from other independent consultants and has concluded with reasonable assurance that the information fairly represents the asset to which they apply. Venmyn considered the strategic merits of the assets utilising the best practise due diligence methodologies that accord with the principles of open and transparent disclosure embodied in internationally accepted codes for Corporate Governance. This Technical Report has been compiled in order to incorporate all available and material information that will enable potential future finance providers to make balanced and reasoned judgements regarding the economic merits of TRX s Buckreef Project.

NI 43-101 Technical Report for TRX, Tanzania June 2011

4

Venmyn is an independent advisory company. Its consultants have extensive experience in preparing Technical Reports, technical advisers and valuation reports for mining and exploration companies.

Venmyn s advisors have, collectively, more than 70 years of experience in the assessment and evaluation of mining projects and are members in good standing of appropriate professional institutions. The signatories to this report are qualified to express their professional opinions on the project and qualify as Qualified Persons, as defined by the Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects. To this end, Qualified Persons Certificates are presented in Appendix 2.

Neither Venmyn nor its staff, have or have had any interest in any of TRX s projects capable of affecting their ability to give an unbiased opinion, and, have not and will not, receive any pecuniary or other benefits in connection with this assignment, other than normal consulting fees. Neither Venmyn, nor any of the authors of the Technical Report, hold any interests in TRX.

The effective date of the Technical Report is 22nd February 2011.

2 RELIANCE ON OTHER EXPERTS (NI 5)

Venmyn has relied upon the independent opinion of other experts to the extent and in the context described in Table 2. The Technical Report incorporates information from studies conducted on the behalf of the several previous holders of the rights including Iamgold, by independent specialist consultants. Venmyn has reviewed the independent technical reports and is reasonably assured, having made due enquiry, that these reports are based on accepted international and South African industry practice and fairly represent the project. These expert opinions and conclusions are incorporated as part of this report with permission from the independent consultants.

The Mineral Resource estimate in this Technical Report has been prepared by Hellman and Schofield 2011, and is presented in Section 18.

Table 2 : Reliance on Other Experts

EXPERT	COMPANY	TYPE OF STUDY	DATE	NATURE AND EXTENT OF RELIANCE
		Airborne		Full interpretation of helicopter airborne
Barret, D.	Ashanti Goldfields		1999
		Geophysical Survey		geophysical survey
		Mineral Resource		Geological and Resource block modelling,
Johnson, N.	Hellman and Schofield		2011
		Estimation		statistical analysis of new exploration data
Macdonald C.,	Social Sustainability	Social Impact
Tambila K	Services	Assessment	2006	Full Reliance on the Results of the Study
Mc Nee, G.	Lorax Environmental	Hydrogeological	2007	Full Reliance on the Results of the Study

3	LOCALITY, INFRASTRUCTURE AND COUNTRY PROFILE OF TANZANIA (NI 20)

	3.1	Tanzania Locality, Country Profile and General Infrastructure

Tanzania is located in east Africa on the Indian Ocean coast and is bordered by Kenya, Uganda, Rwanda, Burundi, Zambia, Malawi and Mozambique (Figure 1). Tanzanian governance includes the islands of Matia, Pemba and Zanzibar. The administrative capital, Dodoma is located near the centre of the country and Dar es Salaam, the financial and economic centre, is located on the coast. The areal extent of the country is 945,040km2 and the total population is approximately 43.7million. The country profile of Tanzania is summarised in Table 3.

The country is sub-divided into 26 administrative regions, of which 21 are in the mainland and 5 in Zanzibar. Tanzania is mountainous in the northeast and the highland includes Africa s highest peak, Mt Kilimanjaro. To the north and west are the navigable lakes, Lake Victoria and Lake Tanganyika. Central Tanzania comprises a large plateau, with plains and arable land.

Infrastructure and accessibility in Tanzania is operational and there is an international airport at Dar es Salaam and numerous other manned and unmanned airstrips at regional centres throughout the country. Domestic air transport is reasonable, and connects all the major regional centres within the country.

NI 43-101 Technical Report for TRX, Tanzania June 2011

5

National roads are generally in good repair, facilitated by a Road Fund and Road Agency structure and fuel levy. Secondary and dirt roads are in various states of repair and passable by 4x4 vehicles,

The port of Dar es Salaam is a significant regional port in East Africa, however it often represents a bottleneck for both imports and exports. Privatisation of certain sectors of the port in recent years has assisted in improving the efficiency of the port, However, the significant growth in shipping traffic continues to exceed the capacity of the port.

Power supply in Tanzania is characterised by very low consumption, low coverage and poor reliability, with frequent outages, even in major centres. Significant investment in the power generation capacity of Tanzania is required to mitigate these issues. Water supply is poor and access to clean and safe water is limited.

The telecommunications network is based on microwave radio relay stations and is available in all major towns. This network is supplemented by a mobile cellular system, operated by a number of different private service providers and is available throughout most of the country.

Table 3 : Country Profile of Tanzania

		ESTIMATE
TANZANIAN COUNTRY PROFILE		YEAR
Location	East Africa
Time Zone	UTC+3
Dialing Code	+255
Geographic Co-ordinates	6p 00S, 35p 00E
Bordering Countries	Indian Ocean, Kenya, Mozambique
Coastline	1,424km
Capital City	Dar es Salam
Government Type	Republic
Land Area	885,800km2 , water 61,500km2 , 31st in the world in terms of size
Maritime area	12 nautical miles (nm)
Elevation	Lowest point 0mamsl and Kilimanjaro 5,895mamsl
Topography	Plains along the coast with a central plateau and highlands in the
	north and south
Climate	Tropical along the coast to temperate in highlands
Population	41,892,895
Ethnic Groupings	99% African on the mainland comprising 130 tribes, other 1% Asia,
	European and Arab
Languages	Swahili, English, Arabic
Currency Code	Tanzanian shillings (TZS)
Exchange Rate	1USD:1,503TZS	2011
Inflation Rate (consumer	7.20%	2010
prices)
GDP (official exchange rate)	USD22.4b	2010
Real GDP Growth Rate	6.40%	2010
GDP-per capita	USD1,500	2010
Export Value	USD3.8b	2010
Export Commodities	gold, coffee, cashew nuts, cotton, manufactured goods	2009
	India 8.5%, China 7.6%, Japan 7.12% Netherlands 6.2% UAE 5.7%
Export Partners		2009
	Germany 5.2%
Import Value	USD6.3b	2010
Import Commodities	consumer goods, machinery, industrial raw materials, crude oil
	India 8.5%, China 13,7%, South Africa 7.8%, Kenya 6.8% UAE
Import Partners		2009
	4.7% Japan 4.3%
	Hydropower, tin, phosphates, iron ore, coal, diamonds, gemstones,
Natural Resources	gold, natural gas, nickel
Power	3.8bkWh production, 3.18bkWh consumption	2007
Land Use	Arable land 4.23%, permanent crops 1.16%, other 94.61%	2005
Irrigated Land	1,840km2
Environmental issues	Soil degradation, deforestation, destruction of coral reefs, illegal
	hunting of wild animals especially for ivory
	Agricultural processing, diamond gold and iron mining, soda ash,
Industries	cement, oil refining, shoes, wood products, fertilizer
Source: CIA World Fact Book

NI 43-101 Technical Report for TRX, Tanzania June 2011

6

Following World War I, the League of Nations decreed that the former German colony of Tanganyika be placed under British administration. Tanganyika gained independence from Britain in 1961, and briefly adopted a British parliamentary form of government, which was succeeded in 1962, by a presidential form of government headed by Julius Nyerere. The Interim Constitution of the United Republic of Tanzania was adopted and a union negotiated between the former Tanganyika colony and the islands of Zanzibar. The union was cemented in 1977 with the merger of Tanzania s ruling party Tanzanian African National Union and the main representatives of Zanzibar s Afro Shirazi Party to form a new party called the Chama Cha Mapinduzi (CCM).

The adoption of a permanent constitution, with the provision that allowed Zanzibar to elect representatives to the National Assembly, further strengthened these ties.

Ndugu Ali Hassan Mwinyi was elected president in 1985 and began a process of political and economic reform of the socialist economic policies of President Nyerere. In 1992, the constitution was amended and a multi-party system was introduced.

Benjamin William Mkapa was elected president in 1995 and continued with these reforms and presided over a relatively stable political environment. He promoted a culture of human rights, non-racial policies, freedom of speech, and is recognised as the driving force behind Tanzania s economic liberalisation. Mkapa was re-elected in 2000. In 2005, Jakaya Kikwete of the ruling party won the presidential elections by a landslide (over 80%) margin, and undertook to continue the economic reforms set in motion by Mkapa. In 2010 he was re-elected as president for his second term, by another overwhelming vote. Elections and transitions have continued to progress peacefully.

3.2	Economic Climate and Fiscal Regime

Despite the recent economic reforms, Tanzania remains one of the poorest economies in the world, depending largely on agriculture (±40% of GDP), which accounts for 85% of all exports and employs 80% of the work force. Tanzania is still dependent on multilateral and bilateral aid, in order to support infrastructural development and to alleviate poverty. It is a member of the East African Community and this assists in regional trade ties.

The GDP in 2010 is quoted as approximately USD22.4bn (Table 3), with the real growth rate of the economy in excess of 5% for the past 5 years. Inflation during 2010 has averaged approximately 7%, with public debt in excess of approximately 40% and a deficit of approximately 7%. The country s PPP purchasing power parity (PPP) is estimated as USD61.9bn for 2010.

3.3	Exploration and Mining in Tanzania

Tanzanian has currently one of the highest levels of exploration in Africa due to its overall prospectivity, political stability and investor friendly policies. Gold was mined in Tanzania long before the arrival of the Europeans and the early 1990s marked the rapid increase in exploration by international companies, searching for gold deposits within the granite-greenstone belts of the Lake Victoria Goldfield (LVG). The success of this exploration has led to the opening of numerous large gold mines in the area producing an average of in excess of 40,000kg of gold a year for the past 5 years, with a peak of in excess of 52,000kg in 2005. Production decreased in 2008 as a consequence of the global economic crisis, but exploration has been ongoing, albeit at a slower pace, and new discoveries continue to occur.

The LVG is characterised by gold mineralisation associated with iron formations, tuffs, and volcano- sedimentary exhalatives. Notable developments in the past 10 years include the commissioning of large scale mines at Geita, Bulyanhulu, Nzega, North Mara, Buhemba and Tuluwaka. Gold has also been discovered and mined, to a far lesser extent, in the southern and south-western parts of the country.

In addition to gold, the following commodities are mined and actively explored for within Tanzania:-

base metals, in a belt running from Kagema, through Kigoma, to the Mbeya, Ruvuma and Mtwara regions and in northwest Tanzania; and

NI 43-101 Technical Report for TRX, Tanzania June 2011

7
  gemstones in eastern and western belts running from the Kenyan border in the north to Mozambique in the south. Tanzania is particularly well known for its diamonds (specifically from the Mwadui Mine) and Tanzanite (blue zoisite).
3.4	Tanzanian Mining Law and Royalties and Taxes

In April 2010, a revised Mining Act was passed by Parliament, which incorporated higher royalties at 4% for precious and base metals, 6% for diamonds and gemstones, and 7% for uranium, as well as, requiring mining companies to list on the Dar es Salaam Stock Exchange.

The 2010 Mining Act gives the State “a free carried interest” in mining projects, the level of which is negotiated between the government and the mineral rights holder depending on the type of mineral and the level of investment.

The State ownership of future mining projects in Tanzania will be based on the level of investment in each individual joint venture. The new act prescribes that mineral rights and licenses for dealing in minerals will be reserved exclusively to Tanzanian citizens and corporate bodies under the exclusive control of Tanzanian citizens. Furthermore, licences to mine for gemstones are only to be granted to Tanzanians, regardless of the size of the operation. It is understood that agreements/licences currently in force with non-Tanzanian controlled mining companies remain unchanged.

Salient features of the 2010 Mining Act are as follows:-

the right to trade in mineral rights;

simplification and consolidation of past statutes on mining and mineral trading; and

improved security of tenure through removal of most past ministerial discretionary powers and introduction of a mining advisory committee responsible for advising the Minister on decisions to ensure enhanced clarity and transparency; fair, streamlined and non-discriminatory licensing procedures; and environmental management.

The Mining Act aims to deter information hoarding of new discoveries, the freezing of exploration acreage for speculative purposes and transfer pricing and tax evasion. The fiscal incentives provided to exploration and mining activities include the following:-

exemption of import duty and Value Added Tax (VAT) on equipment and essential materials up to the anniversary of start of production, thereafter 5% seal applies;

depreciation allowances of 100%; and

repatriation of capital and profit directly related to mining.

Under the Mining Act, Tanzania issues four basic categories of licences:-

Reconnaissance Licence, granted for one year and renewed for one year. A work programme must be submitted by the applicants and bi-annual reports are required for submission. On expiry, all data, maps and reports are to be surrendered to the Government. The licence holder may then apply for a Prospecting Licence;

Prospecting Licence, granted for an initial period of three years and for two successive periods of renewal, neither of which can exceed two years and both of which require a 50% reduction in land area. The portion returned to the State can be re-applied for as a new application under a different company name. Currently, a subsidiary company under the same parent umbrella may apply for the new application;

Retention Licence, granted to the holder of a Prospecting Licence on which mineral deposits of commercial significance have been discovered but which cannot be exploited or developed immediately. These licences are granted for a maximum of five years; and

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8
  Mining Licence, granted to the holder of a Prospecting Licence over the area and gives the holder the exclusive right to prospect and mine minerals. These are valid for 25 years (or the life of mine), with an option to renew for a further 25 years.

The State reserves its rights to revoke any Reconnaissance, Prospecting, Retention and/or Mining rights in terms of the Tanzanian Mining Act. In terms of security of tenure, there are recorded cases of companies with renewal applications in process, having new Prospecting Licences granted over their previously held right.

If licences fall within a Forest Reserve and Game Controlled Area, additional authorisation must be sought from the Ministry of Natural Resources and Tourism (MNRT).

With respect to TRX s Prospecting Licences, no royalties or taxes are payable to the State, and normal exploration expenditures will be subjected to tax regulations as set out by the Tanzania Revenue Authority (TRA).

In terms of the 2010 Mining Act, royalty will be computed on a gross value basis, as opposed to the net profit value in the previous act. Production from future TRX mining operations will be subject to a 4% royalty (2010 Mining Act Part VI 87).

4	PROPERTY DESCRIPTION AND LOCATION (NI 6)

The Buckreef Project is an advanced gold exploration project, which comprises numerous Prospecting Licences and a single Mining Licence, in extent, located approximately 100km southwest of the regional city of Mwanza, in Geita District of northern Tanzania (Figure 1). The project area is centred on 3º 7 18 N and 32º 7 5 E and includes the historic, dormant Buckreef Mine located within the western portion of the project and 4 gold prospects at; Buckreef, Tembo, Bingwa, and Buziba (Figure 2).

	4.1	Issuer’s Title and Tenure

Originally, the Buckreef Project was an advanced exploration project held by Iamgold Tanzania (IAGT) prior to July 2009. The “Agreement to Redevelop the Buckreef Gold Mine (ARBGM)” between Iamgold and the Ministry for Energy and Minerals included at that point, a single Mining Licence and 12 Prospecting Licences covering 98.19km2 .

In July 2010, IAGT applied to surrender all licenses relating to the ARBGM, effective 25th October 2009, and the Commissioner for Minerals withdraw all license applications relating to the ARBGM.

In 2010, TRX was invited by State Mining Corporation of Tanzania, Stamico (for the Ministry of Energy and Minerals), to tender for the opportunity to negotiate a Joint Venture agreement with respect to the Buckreef Project. TRX was awarded the tender, as confirmed in a letter from the Director General of Stamico dated 16th December 2010. In December 2010, TRX signed a binding heads of agreement with Stamico in terms of which, TRX will have the right to earn a 55% interest in the Buckreef Project, with Stamico holding the remaining 45%. A Definitive Joint Venture Agreement governing ownership and management of the Buckreef Project is expected to be signed in due course.

The Prospecting Licences and Mining Licence awarded to TRX as part of the Joint Venture are summarised in Table 4 and illustrated in Figure 2. In addition, within these tenements are small scale artisanal gold operations, which comprise 53 Primary Mining Licences (PML) or “claims”, held mostly by local parties (Figure 2).

The Buckreef Project comprises a hilly area over which the surface and mineral rights are vested in the State. No surface rights agreements are currently in place and there are no obligations on TRX with respect to surface rights agreements. The Tanzanian Mining Act requires consultation with landowners for access and a written authorisation is required for access and construction (2010 Act, Part VII 95 and 96). Appropriate compensation for any damages incurred during the exploration process or relocation, is negotiated with Local Government Authorities and Village Council (Mining Act Part VIII 102). All disputes are settled by the Commissioner.

The property boundary beacons have been surveyed and the location of all known mineralisation, the existing processing plant, waste rock dumps and TSF s are shown in Figure 3 and Figure 2.

NI 43-101 Technical Report for TRX, Tanzania June 2011

VENMYN
Independence you can trust
Tanzanian Royalty
FIGURE 02

LOCALITY INFRASTRUCTURE AND LEGAL ASPECTS AND TENURE OF BUCKREEF PROJECT

N
Lake Victoria
Kagera
Mwanza
Mwanza
B163
Geita
BUCKREEF PROJECT
Mabuki
Kitongo
Tulawaka
Bulyanhulu
Bubiki
Golden Ridge
Ushirombo
Nyakafuru
B3
Kahama
Tinde
Kigosi Game Reserve
LEGEND:
Project Area
Active Gold Mines
Lake Victoria
Power
Roads
0
Scale
37.5km
350,000
400,000
450,000
500,000
550,000
9,750,000
9,700,000
9,650,000
9,600,000

N
Buckreef
ML04/1992
6548/2010
6427/2010
Bingwa
Tembo
6546/2010
6428/2010
6430/2010
6544/2010
6431/2010
6549/2010
6547/2010
6432/2010
6429/2010
6545/2010
Buziba
380,000
390,000
410,000
9,660,000
9,650,000
LEGEND:
Project Area
Prospects
PML Claims

PROSPECT AREA	TENEMENT NUMBER	TENEMENT NAME
Buckreef	ML04/1992	Buckreef
Buziba	PL6545/2010	Buziba
	PL6547/2010	Busersere
	PL6549/2010	Nyamalimbe Geita
	PL6548/2010	Nyambale Boss Reef
	PL6427/2010	Nyambale Busanda
	PL6428/2010	Mabamba Geita
	PL6431/2010	Nyamalimbe Geita 2
	PL6430/2010	Rwamagaza West
Tembo and Bingwa	PL6546/2010	Rwamagaza Geita
	PL6544/2010	Rwamagaza South
	PL6432/2010	Rwamagaza South
	PL6429/2010	Rwamagaza North

Source: TRE 2011

This diagram and the information herein may not be reproduced or transmitted in any form without prior written permission from Venmyn Rand (Pty) Ltd. Graphics by Interaction.

D545MTanzaniaRoyalty2011

10

4.1 .1 Material Agreements

The Tanzanian Mining Act makes provision for a Development Agreement between the Department of Energy and Minerals and mineral rights owners, the terms of which are valid for the Life of the Mine (LoM) and are constrained by the provisions of the Mining Act 2010.

A binding heads of agreement between Stamico and TRX has granted TRX the right to earn a 55% interest in the Buckreef Project, with Stamico holding the balance. A Definitive Joint Venture Agreement governing ownership and management of the Buck Reef properties is expected to be signed in due course. The continued right to the Prospecting and Mining Licences will be subject to the conditions to be negotiated in the Joint Venture Agreement.

Table 4 : Summary of the Buckreef Project Legal Tenure

PROSPECT	TENEMENT			LICENCE	AREA	DURATION OF
		TENEMENT NAME	HOLDER
AREA	NUMBER			GRANT DATE	(km2)	LICENCE (yrs)
Buckreef	ML04/1992	Buckreef		2000	3.45	17 Renewable
Buziba	PL6545/2010	Buziba		2010	5.28	3 Renewable
	PL6547/2010	Buseresere		2010	5.29	3 Renewable
	PL6549/2010	Nyamalimbe Geita		2010	2.66	3 Renewable
	PL6548/2010	Nyambale Boss Reef	State Mining	2010	1.89	3 Renewable
	PL6427/2010	Nyambale Busanda	Corporation	2010	2.1	3 Renewable
	PL6428/2010	Mabamba Geita	(STAMICO) and	2010	2.99	3 Renewable
	PL6431/2010	Nyamalimbe Geita 2	Tanzania Royalty	2010	2.66	3 Renewable
	PL6430/2010	Rwamagaza West	Exploration	2010	8.9	3 Renewable
Tembo and			Corporation
Bingwa	PL6546/2010	Rwamagaza Geita		2010	33.19	3 Renewable
	PL6544/2010	Rwamagaza South		2010	2.58	3 Renewable
	PL6432/2010	Rwamagaza South		2010	2.39	3 Renewable
	PL6429/2010	Rwamagaza North		2010	25.63	3 Renewable
Source : TRX 2011

4.1.2	Environmental Consideration

A considerable quantity of environmental study has been completed to date for the Buckreef Project but no formal no Environment Impact Assessment (EIA) has been published. On the completion of the geo-hydrological study, the EIA will finalised. TRX is not aware of any potential inherited environmental liability. The artisanal workings within the PML s are extensive and the extent of environmental impact will have to be conducted in future baseline studies.

4.1.3	Royalties, Fees and Taxes

Discussed in detail in Section 3.4.

4.1.4	Claims, Servitudes Permits and Licences

TRX is unaware of any servitude that requires its negotiation with any surface rights owners. There are no disputes with adjacent properties that could affect TRX s right to prospect.

TRX is in possession all necessary permits to conduct the exploration planned for the Buckreef exploration project.

4.1.5	Existing Mining Infrastructure

The original Buckreef Mine comprises the shaft headframe and plant but in both cases lack of care and maintenance has resulted in the infrastructure now being defunct. A small tailings disposal facility is preserved, as well as the original mine and office buildings, and airstrip as indicated in Figure 3. The permanent accommodation/mess facilities are being utilized by Iamgold Exploration. At Buziba, a well established exploration camp exists at the western end of the project with an electrical power generator unit and borehole water supply.

NI 43-101 Technical Report for TRX, Tanzania June 2011

EXISTING HISTORIC INFRASTRUCTURE FOR BUCKREEF MINE

Guest House
Office
Generator
Core Shed
Social Hall
Old Living Quarters
Air Strip
Sample Farm
Old Office
Shaft
Mill Area
Power House
Tailings Pond
0
Scale:
150m

Source: TRE 2011

VENMYN
Independence you can trust

Tanzanian Royalty

FIGURE 03

12
5	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES AND PHYSIOGRAPHY (NI 7)

	5.1	Locality, Population, Access and Local Resources

The Buckreef Project is situated in the Geita district, approximately 110km southwest of Mwanza, in the Lake Victoria region of Tanzania (Figure 1 and Figure 2). The hinterland northwest of Dar es Salaam is connected by a poorly maintained bitumen road, unreliable train service and several daily commercial flights. Mwanza is the nearest major population centre to the project, approximately 60km northeast of Buckreef, and is the second largest city in Tanzania with a population of 1million people.

Access to the project area is via ferry from Mwanza across Smiths Sound, then via sealed road through the township of Geita. Alternative access is via sealed road through Shinyanga and Kahama, and subsequently via gravel road north to Bulyanhulu and then west to Nyarugusu.

The project can also be accessed by scheduled light aircraft flights (Coastal Air Services) from Mwanza to the airstrips located at Bulyanhulu or Geita Gold Mines, or more directly by charter to the bush airstrips located at Buckreef Mine or Nyarugusu Village.

Access to Buziba, is on the the Nyarugusu track turning south at the Main Reef Mine junction to Nyarugusu Village, which is located 25km east of Buckreef Mine (Figure 2).

The infrastructure at the Buckreef project area is generally poor and unpaved roads are poorly maintained rendering access during the rainy season difficult. The project area is densely populated with individual kraals and agglomerations of dwellings related to transient artisanal gold mining activities.

Exploration logistics, supplies and labour are largely provided from Mwanza and where possible, sourced locally from the villages of Rwamgasa and Nyarugusu and Geita township. Local small pastoral villages are poor sources of logistical support and communication in the area is provided by a modern cell phone network, which has coverage in virtually all sectors of the LVG.

The surface rights are sufficient for future mining operations, processing plant, waste sites and TSF sites. Power and water availability are adequate for current requirements and will be upgradable to meet future mining requirements. In December 2007, Lorax Environmental was requested to conduct a study to identify suitable dam sites for a dam dedicated to supply water to the proposed Buckreef Mine site. In total 11 sites were identified and will be further investigated as the project progresses to Pre-feasibility study stage.

	5.2	Climate, Vegetation and Physiography

The Buckreef Project area consists of gently rolling low hills at an average elevation of 1,210m to 1,250mamsl, with flat alluvium deposits and black cotton (Mbuga) soil filled valleys. The original vegetation has been modified by subsistence farming and tree clearing (mainly for charcoal), to mixed crops and open grassland. Certain areas have been damaged by overgrazing.

The climate is temperate, with sub-humid moderate temperatures all year round. There are two rainy seasons, the minor wet season occurs in November whilst the main wet season peaks in April. The water table varies markedly from season to season which can have an effect on drilling conditions. Consequently the dry season, occurring between May and September is preferable for drill programs and field operations. During the wet seasons access is limited across Mbuga soils.

6	HISTORY (NI 8)

The LVG was discovered in 1894 by German explorers and significant exploitation began in the 1930s at the Geita Gold Mine. Several small gold mines exploiting near surface reefs, operated throughout the Rwamagaza Greenstone Belt (RGB Figure 4), particularly near the village of Rwamagaza. By 1940, Tanzania was producing 4.5tpa of gold (Au).

Gold bearing quartz veins were reported from the current Buckreef Mine area in 1945 and reports from the 1950s attest to ongoing production at a number of localities near Rwamagaza, including the Buckreef area. The extent of the small scale local and colonial mining activities is evident from the numerous pits and adits covering the entire Buckreef tenement, however no production figures are available.

NI 43-101 Technical Report for TRX, Tanzania June 2011

VENMYN
Independence you can trust
Tanzanian Royalty
FIGURE 04

REGIONAL GEOLOGICAL SETTING OF THE BUCKREEF PROJECT

Geita Greenstone Belt
GEITA
PROJECT AREA
KITONGO
Rwamagaza Greenstone Belt
BULYANHULU
TULAWAKA
GOLDEN RIDGE
NYAKAFURU
CHOCOLATE REEF
MYABI
N
LEGEND:
Project Area
Active Gold Mines
Lake Victoria
Granitoids:
Late orogenic high K granites
Syn-orogenic granodiorites and granites, locally intruded by alaskites and micrograntes
Granitic gneisses, migmatites
0 Scale: 25km
31°30'
32°00'
32°30'
33°00'
33°30'

GEOLOGICAL LEGEND:

Cenozoic
Mbuga - Alluvial deposit and lake deposits
Proterozoic
Bukuban System, siltstone and shale, basic sills; conglomerate, gritstone, quartzite
Archean Greenstone Belt
Nyanzian system, including:-
- Flyschoid sediments and metamorphic equivalents
- Acidic volcanics
- Banded Ironstone Formation (BIF)
- Basic volcanics and metamorphic greenshcists (tholeite basalt, amphibolite, horn blende and chlorite schist)
- Gneiss

Granitoid Shield
Granite / Gneiss complex including K-rich late Nyanzian intrusives

LOCALITY WITHIN TANZANIA

Mwanza
Project Area
Dodoma
Dar Es Salaam

This diagram and the information herein may not be reproduced or transmitted in any form without prior written permission from Venmyn Rand (Pty) Ltd. Graphics by Interaction.
D845MTanzaniaRoyalty2011

14

An airborne geophysical survey was flown during 1959 over the RGB, in a joint effort between the United Nations and the Tanzanian Mineral Resources Division, with a ground magnetic survey follow-up between 1965 to 1968. The Buckreef quartz vein hosted deposit was rediscovered in 1965 and followed-up by drilling by the Tanzanian Mineral Resources Division.

The Buckreef Mine was an underground mine exploited in the name of the Buckreef Gold Mining Company approved by the Tanzanian State Mining Company (Stamico) in 1972 and the exploration and mining activities during this period are summarised in Table 5. The mining ceased in 1990 due to a number of operational reasons and the mine flooded. Approximately 100,000t of Run of Mine (RoM) ore was mined at a diluted grade of approximately 3g/t Au to 4g/t Au. In 1994, the Buckreef Redevelopment Agreement was signed between the State of Tanzania and East Africa Mines Limited (EAM) and additional surface and subsurface gold resources were identified.

Post 1990, a new phase of modern exploration focused on potential Archaean deposits in the Lake Victoria region and the LVG developed after significant gold discoveries (Figure 2).

EAM explored 40km of contiguous strike length of the RGB. During that time (2003) Spinifex Gold, the original parent company to East Africa Mines, merged with Gallery Gold Limited of Australia. Gallery then became the parent company of East Africa Mines. Iamgold Corporation acquired Gallery Gold in March 2006 and held the Buckreef project until July 2009.

Table 5 : Summary Buckreef Exploration and Mining between 1960 and 2003

13 diamond drill holes by UNDP (12 in current database, UNBR01-12) identified
1960	a “possible ore zone 107m long, 8m wide and extending to 122m depth.

1968	1968 13 diamond drill holes by Tanzanian Mineral Resources Division (MRD01-
13).
Early 1970 s Underground development on 30m and 61m levels by Williamson
1970s	Diamonds Ltd. Indicated ore reserve of 106,000t @ 8.7g/t Au between 23m and
76m levels using minimum mining width of 1.5m
1972 Tanzanian government approved investment decision and Buckreef Gold
1972	Mining Company (BGMC)
1973-	Further underground development and 3 diamond drill holes (BGMDD01-03) by
1979	BGMC.
1978-	Treatment plant and other facilities established with financial assistance from
1981	Swedish International Development Agency
1982-	Gold production commenced but reached only 25-40% of forecast targets.
1988	Production figure unavailable.
Review of operations by British Mining Consultants Ltd who found Buckreef
1988	assay laboratory assays 65% higher than overseas check assays

1990	1990 Mining ceased and workings flooded. Total ore extracted estimated at approximately100,000t @ 3-4g/t Au
Aircore, RC and diamond drilling by East African Mining Corporation (now East
1992	Africa Gold Mines Ltd)

Source : Hellman and Schofield 2007 6.1 Historical Mineral Resource Estimates

Numerous historic Mineral Resource estimates have been made for the Buckreef Project from 1995 through to the Mineral Resource estimate published by Hellman and Schofield in the “Technical Report on the Buckreef Gold Project” 2006.

The 2006 JORC compliant Mineral Resources were estimated using Multiple Indicator Kriging (MIK) on historical drilling data with GS3 software produced by Hellman and Schofield. The geological wireframe models included mineralised envelopes, major rock type boundaries, oxidation surfaces and topography. Interpreted mineralised domains, that were identified at approximately 0.3g/t Au minimum included grade and interpreted as cross-section outlines shaped to drill hole traces in 3D. Variogram analysis of the spatial continuity of gold grades within the Main and North Lodes at Buckreef indicated a relatively weak long-range continuity in the horizontal plane parallel to local structural trends in the mineralisation and in cross section. This weak long range continuity is steeply dipping to the west.

NI 43-101 Technical Report for TRX, Tanzania June 2011

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Primary Mineral Resource panel dimensions of 10mE x 20mN x 5mRL were used by Hellman and Schofield. The large size of the model panels leads to more robust resource estimates, which more closely resemble the resources achieved during mining. The resource estimates within each panel were classified according to the distribution of sampling in the kriging neighbourhood. This classification scheme took into account the uncertainty in the estimates related to the proximity and distribution of the informing composites.

The historic 2006 JORC compliant Mineral Resource estimate for the Buckreef Prospect by Hellman and Schofield in presented in Table 6:-

Table 6 : Historic JORC Compliant Mineral Resources for Buckreef Prospect 2006

	MEASURED			INDICATED		MEASURED+INDICATED				INFERRED
Tonnage	Au	Contained	Tonnage	Au	Contained	Tonnage	Au	Contained	Tonnage	Au	Contained
(Mt)	Grade	Au (Moz)	(Mt)	Grade	Au (Moz)	(Mt)	Grade	Au (Moz)	(Mt)	Grade	Au (Moz)
	(g/t)			(g/t)			(g/t)			(g/t)
3.35	2.70	0.29	2.56	2.20	0.18	5.91	2.40	0.46	5.89	2.20	0.41

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability Source: Hellman and Schofield 2006 Cut-off grade 1%Au Widths range 3m to 40m Bulk Density ranges 2.0g/cm 3 to 2.8g/cm 3 Inconsistencies in totals are due to rounding Venmyn has not independently audited the Mineral Resources Venmyn did not perform a full scale due diligence of the available information

7	REGIONAL GEOLOGICAL SETTING (NI 9)

The Buckreef Project is situated within the LVG of northern Tanzania, which consists of a number of eastwest trending, linear, Archaean greenstone belts (Figure 4), which are separate granite-gneiss terrains within the Tanzanian Craton of east Africa. The LVG is the third largest gold producing region of Africa, surpassed only by the Witwatersrand Basin in South Africa and the Tarkwa region of Ghana. Numerous gold occurrences have been identified in the LVG, and new discoveries continue to be made. Since 1998, when the first mine, Golden Pride was commissioned, four additional large scale mines namely, Geita, Bulyanhulu, North Mara, and Tuluwaka have come into production. Geita and Bulyhanulu are considered world-class deposits, together representing in excess of 35Moz of gold resources.

The greenstone belts comprise mafic volcanics, pyritic sediments, tuffs, iron formation, chert, and felsic volcanics, collectively known as the Nyanzian Group. The metamorphic grade of the Nyanzian Group is lower to middle greenschist facies, and two major deformational episodes have been identified. Amphibolite facies metamorphic rocks are exposed in the western portions of the belt near Tulawaka Mine, but in general higher grade metamorphic complexes are rare.

The greenstone belt sequences have geological and structural similarities to major gold districts in the Canadian Shield (Val d´Or, Kirkland Lake) and the Yilgarn Craton in Western Australia (Kalgoorlie, Laverton, Leonora, Kambalda and Southern Cross).

Gold mineralisation within the LVG occurs in a number of styles including:-

quartz veins within minor brittle lineaments, most commonly worked on a small scale by artisanal workers, due to their limited extent and erratic gold distribution;

mineralisation within major ductile shear zones;

mineralisation associated with replacement of iron formation and ferruginous sediments; and

felsic (porphyry) hosted mineralisation, such as within the Rwamagaza Greenstone Belt.

Regardless of the geological environment, it is accepted that structural control on the emplacement of the mineralisation is critical. The following structural features have proven to be important foci of gold mineralisation:-

structural lineaments trending at 120º;

NI 43-101 Technical Report for TRX, Tanzania June 2011

16
  flexures and splays to the 120º trend (such as at Golden Pride);
  structural lineaments at 70º (such as at Golden Ridge); and
  granite-greenstone contacts (such as at the Ushirombo and Rwamagaza Greenstone belts).

7.1 Local Geological Setting (NI 9)

The Buckreef Project area covers the eastern portion of the eastwest trending Rwamagaza Greenstone Belt (RGB) (Figure 4), which forms part of the Sukumaland Greenstone Belt.

The Sukumaland Greenstone Belt is oval shaped and is defined by two intermittently exposed belts of meta-volcanic and meta-sedimentary rocks that surround a core of granitoids and gneisses (Figure 5). The inner belt comprises an older, Lower Nyanzian sequence characterised by basaltic and andesitic lavas and tuffs, whilst the outer, younger, Upper Nyanzian succession consists of iron formation and tuffs. The understanding of the geology in the region has been hampered by the lack of outcrop (less than 2%). Isotopic dating suggests that the sequences are approximately 2.6Ga in age and although no contact between the outer and inner belts is exposed, a general trend of younging outwards is considered valid (Figure 5).

Within the Sukumaland Greenstone Belt, the RGB consists of a sequence of poorly outcropping basaltic flows with well preserved volcanic features such as varioles, pillows, and flow top breccias. The mafic sequences consist of komatiitic basalts to the south and tholeitic basalts in the north, separated by the Rwamagaza Shear Zone. Aeromagnetic data and minor outcrop, indicate the presence of a number of elongate discontinuous, serpentinised, sheared ultramafic bodies parallel to the flow stratigraphy, which could represent either intrusive bodies or the cumulate portions of thick, magnesium rich basaltic lava flows.

Large batholithic granites intrude the RGB and the possibility exists that the RGB forms part of a much larger belt that has been dissected by the intrusions. Aeromagnetic surveys over Buckreef indicate the presence of granites at depth (Figure 6).

The mafic-ultramafic sequence is strained to varying degrees, with the highest strain occurring in the central area of the tenements, where the belt is thinnest. In this area, the dominant rock type is mafic schist. Toward the thicker (less attenuated) eastern and western parts, the schists forms thinner more discrete zones of high strain separating areas of relatively unstrained ultramafic lithologies. The granitoids are generally unstrained and hence assumed to be post peak deformation. A large portion of the basalts to the southeast of Nyarugusu are hornfelsed, suggesting the presence of granite at shallow depths beneath them.

The tectonic evolution of the RGB is very poorly understood. Aeromagnetic data reveals several generations of crosscutting, late stage, brittle-ductile faults and shears, which offset flow stratigraphy and have locally been intruded by the felsic porphyries and by a late stage dolerite dykes. Early formed ductile structures are not easily defined in aeromagnetic data and there is evidence of shear zones that parallel the stratigraphy.

The RGB has been subjected to a phase of laterite development, with formation of predominantly iron rich ferricrete caps, which were subsequently extensively eroded and only isolated remnants of laterite remain in situ. Furthermore, these remnants are largely re-cemented transported laterites. As a consequence of this period of erosion, the weathering profile across the belt is relatively shallow across both Buckreef and Buziba Prospects. Major zones of secondary enrichment are therefore not developed at either Buckreef or Buziba, but there is evidence of localised enrichment in the shallow oxidation profiles in both areas. The RGB in general is covered by a thin layer of elluvial regolith, which is amenable to standard soil sampling techniques.

The prospect host rocks comprise meta-basalt, which are generally un-deformed but metamorphosed to lower greenschist facies grades. At Buckreef interflow units of predominantly pelitic and cherty sediments occur, as well as a variety of porphyritic textured, dyke and vein like felsic intrusions along crosscutting structures or sub-parallel to flow stratigraphy.

NI 43-101 Technical Report for TRX, Tanzania June 2011

LOCAL GEOLOGICAL SETTING OF THE BUCKREEF PROJECT

N
0
Scale:
5km
380,000
385,000
390,000
395,000
400,000
410,000
415,000
LEGEND:
Basalt - Tholeitic
Ultramafic
Basalt - Komatitic
Granite
Granite - Magnetic
Project Area
PML Claims
Rwamagaza Structures

CROSS SECTION THROUGH BUCKREEF PROSPECT MINERALISATION

1,200RL
1,100RL
1,000RL
900RL
700E
800E
900E
1,000E
LEGEND:
Quartz Vein
Dolerite
Felsic Porphyry
Mafic Porphyry and Granite
Gold Mineralisation (>0.8g/t Au)
Buckreef Shear Zone Alteration
Top of Fresh
Pit Shell (Carbon-in-Leach)
Pit Shell (Heap Leach)

Source: IAMGOLD 2009

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FIGURE 05

18

A non-penetrative deformation fabric is developed at Buziba, which dips steeply to the south, sub-parallel to the stratigraphy. Individual zones in which this fabric is well developed cannot be traced for distances of more than a few hundred metres on drill sections but a number of such zones occur throughout the 200m of thickness of stratigraphy, which hosts the mineralisation.

8	DEPOSIT TYPE (NI 10)

The LVG hosts numerous small scale and five largescale orogenic gold deposits. Term „orogenic gold deposit is broad in scope and encompasses meso-thermal gold deposits, shear-hosted, lode-gold and metamorphic gold deposits.

Typically, orogenic gold deposits are formed in regionally metamorphosed terranes, during compressional or transpressional tectonic processes at continental plates margins, in accretionary or collisional orogenic events. In both tectonic regimes, hydrated marine sedimentary sequences are added to continental margins. Subduction related thermal events then drive extensive hydrothermal fluid systems through the hydrated accretionary sequences, which results in the emplacement of gold bearing quartz veins from depths of 15km-20km to surface (Groves 1997). The mineralisation is commonly post the derformation of the host rock but is syn-orogenic with respect to the on-going deep crustal, subduction related thermal processes (Groves 1997). In addition, mineralisation has been theorised to be associated with short-lived pulses of metamorphic fluids that are released by the rapid devolatilisation of a rock column undergoing burial in a convergent orogen.

The LVG deposits are hosted by sedimentary units intercalated with volcanics and all are associated with quartz veining. The largest deposit at Geita is hosted by ferruginous chert-pelite units.

The RGB hosts numerous small scale gold deposits exploited by small scale miners, as well as the Tulawaka Mine (0.4 Moz) at the western limit of the RGB, 56km to the west of the Buckreef Mine (Figure 2). All the deposits currently being exploited by artisanal miners in the Buckreef Project area consist of narrow discontinuous quartz veins within meta-basalts.

9	MINERALISATION (NI 11)

The Buckreef Project consists of four prospects namely, the dormant historic Buckreef Gold Mine at the western limit of the project area, the Tembo and Bingwa prospects and the Buziba prospect 20km to the east as shown in Figure 2.

The Buckreef Prospect

The Buckreef Prospect is a shear zone hosted gold deposit hosted by mafic basalts and dolerites (referred to locally as a lode), in close proximity to a basement granite. The Buckreef Mine is located on a clearly defined, east-northeast/west-southwest trending, 5m-30m wide and 8km long, brittle-ductile shear zone within relatively undeformed mafic volcanics. Gold mineralisation is controlled within the regional shear by a fault zone with a 10m true width, continuous for over 1.5km strike length, is associated with intense brecciation and quartz, carbonate, sericite pyrite alteration.

The mineralisation on the main fault zone can be divided into three domains (Main Zone, West Zone and Buckreef north Zone) separated by altered but less well mineralised material as summarised below:-

Main Zone has a strike length of 600m, dips steeply to the west and is extends to at least 400m below surface; and

Buckreef North Zone has a strike length of 250m, also dips steeply to the west and has been intercepted in drilling 400m below surface.

The two predominant zones of mineralisation at Buckreef namely, Buckreef Main and Buckreef North Zones, are distinguished by the orientation of the main hosting shear and associated foliation. The main shear deviates away from it s north trend at Buckreef Main towards a more northwest orientation at Buckreef North. The southern strike extent of the shear, as well as several sub parallel structures, have been identified as targets for further exploration. The bulk of ductile fabric is post mineralisation and does not necessarily reflect stress conditions during the mineralising event.

NI 43-101 Technical Report for TRX, Tanzania June 2011

19

The fault zone was subjected to early, pervasive iron carbonate alteration, which has undergone later brittle fracturing and brecciation with re-cementation by multiple events of grey to white quartz veining. Finely disseminated pyrite occurs in halos surrounding the zones of quartz veining and the degree of quartz veining is directly related to the tenor of the associated gold mineralisation. A late stage veining event characterised by white, bucky quartz veins is evident in the main zone and is barren of gold mineralisation, but is the only visible sign of the structure in outcrop.

The gold mineralisation at Buckreef is non-refractory in both fresh and oxide material. Deep drill holes indicate that high grade mineralised zones plunge steeply to the north. Several narrow, more discontinuous sub-parallel zones of similar alteration and mineralisation have been defined both to the west and to the east of the main fault zone.

Detailed logging of drill core reveals a prominent deepening of the oxidation profile above portions of both the Main and North Zones. The base of the oxidation zone occurs between 15m and 40 metres, with an average depth of 30m, and the overburden consists of both black cotton soils and lateritised duricrusts with an average depth of ±3m-4m, to a maximum of 20m.

The Buziba Prospect

The Buziba Prospect is located at the eastern end of the RGB (Figure 2, Figure 4 and Figure 5), Buziba was initially explored by Madini (Mineral Resources Department), East Africa Mines Limited (EAM), Tanganyika Gold Ltd (TGL) and most recently by IamgoldT from 2006 to 2009, with the object of defining a Mineral Resource in the area.

The Buziba mineralisation is hosted in pillowed mafic units similar to that at Buckreef, but is less structurally confined and appears to be related both to, discontinuously developed zones of cleavage and to zones of intense potassium feldspar+quartz alteration associated with a suite of feldspar porphyry dykes and an internal felsic intrusive body. The gold mineralisation comprises two sets of quartz veins, which developed contemporaneously with existing cleavage zones. Veins show all degrees of deformation into the fabric suggesting that mineralisation continued syn-deformation. Numerous examples of virtually undeformed veins bearing the same alteration assemblage indicate that the mineralisation probably continued post peak deformation as well.

The geometry of the mineralisation is highly irregular, forming a zone 200m thick and extending eastwest for at least 2,500m on the northern margin of a small granitic body. The mineralised alteration envelope appears to dip steeply to the south, sub-parallel to the stratigraphy and to the regional fabric. The majority of the mineralisation is directly related to veining and the deformation of veins seems to have influenced the variable gold distribution in the zone. The feldspar porphyry dykes and associated quartz-feldspar-biotite alteration have also acted to localise veining by forming rheological contrasts in the mafic sequence during the deformation events. The original intrusion of the dykes and the alteration has also influenced the geometry and continuity of the later gold mineralisation.

Minor chalcopyrite, pyrrhotite and magnetite are known in the zone but the only sulphide of significance in the system is pyrite.

The Tembo Prospect

The Tembo prospect is located approximately 3km southwest of Buckreef, adjacent to the main Rwamagaza Shear Zone. Gold mineralisation at Tembo is tightly constrained within eastwest shears in meta-basaltic volcanic units. Alteration within the shear zone is characterised by a silicacarbonate-pyrite assemblage with the shear fabric being well preserved. Gold is associated with grey quartz thin veins, stringers and boudins parallel to the shear fabric.

The Bingwa Prospect

The Bingwa prospect is located at the northern margin of the RGB, adjacent to a sheared contact with a granitic intrusive and is approximately 4km east of Buckreef. Gold mineralisation has been identified in a drilling programme over a strike length of 350m and up to 100m below surface, with the main zone of mineralisation occurring over a strike length of 150m. Gold mineralisation at Bingwa is associated with quartz veining in strongly foliated and altered greenstone in the shear zone abutting the granitoid contact. The shear zone strikes northeast and dips steeply to the northwest. The main zone of mineralisation is associated with the junction of a northwest striking, shallowly north dipping fault and the northeast striking shear zone.

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20

Deformation, alteration and gold mineralisation appear to be localised to rheological contacts, between basalt and the early quartz veins and also along the margin of the granite. The difficulty in constructing continuous grade envelopes may be due to limited continuity of the early quartz vein array, and/or the possibility that the veins are folded, transposed and boudinaged within shear zones.

The majority of the mineralisation defined to date occurs within the oxide zone, which extends to 40m-60m below surface. The entire deposit is overlain by 5m-8m of overburden and transported alluvial. Much of the Bingwa gold mineralisation in the weathered profile occurs in lower saprolite, below the redox boundary.

There is negligible upper saprolite below the overburden cover. Given that there is typically limited chemical dispersion of gold in lower mafic saprolite, this may be one of the reasons for poor lateral grade continuity at the Bingwa prospect.

10 EXPLORATION (NI 12)

The Buckreef Project has seen the subject of numerous exploration programmes by several companies over more than fifty years. As summarised in Table 5 and Section 6, the project was originally defined by a 1966 United Nations exploration programme following up artisanal workings. The deposit was subsequently explored by the Tanzanian Mineral Resources Division (Madini) and developed into a small underground mine by Buckreef Gold Mining Company, a wholly owned subsidiary of the State Mining Corporation (Stamico). The Buckreef Mine closed down in 1990 due to low gold prices and lack of working capital resulting in inability to purchase fuel and maintain plant ending in the flooding of the mine.

Historically, the main focus of exploration was the Buckreef and Buziba Prospect areas and remainder of the tenement holding was largely under-explored resulting in limited sub-surface information. The exploration programmes conducted on the project area post 1999 are summarised in Table 7 and Table 8 and included regional mapping to 1:5000, gravity and IP surveys, reconnaissance geochemical surveys and extensive drilling programmes:-

Table 7 : Summary of Exploration of Buckreef between 2000 and 2010

EAM signed n earn-in agreement with Ashanti AngloGold to explore Buckreef Project which was terminated
1999-2000	late 2000. 16,324m of drilling in 67 drillholes, 18 of which were RC and 49 drillholes diamond (15,363m)
Spinifex Gold, operating for EAM, ran the project with very limited exploration work based on the follow up
2001-2003	recommendations from the final exploration report by Ashanti AngloGold. 610 RC drillholes (49,000m) with 6 diamond drillholes. IP geophysical survey over Buckreef
Following the merger between Spinifex Gold and Gallery Gold in 2003 significant exploration work was
2004-2005	concluded on the project and new resources established on the Buckreef Mining licence. Resources were improved at Tembo and Bingwa prospects. Geophysics and geochemical soil surveys completed with additional RAB, RC and diamond drilling.
Following the merger between Gallery Gold and Iamgold Corporation of Canada in March 2006 EAM
changed names to Iamgold Tanzania Ltd. Under IamgoldT, Buckreef Project was completed up to commencement of pre-feasibility studies before the company decided to close all its exploration activities in
2006-2009	Tanzania in 2009 and in so doing decided to surrender back to the government all its exploration portfolio under the Buckreef Re development Agreement. 2,949 drillholes were drilled for 142,302m including 2,160 aircore, 745 RC and 44diamond drillholes. Regional soil and termite mound reconnaissance sampling programme. Regional mapping.
In March 2010 the government of Tanzania granted afresh all the surrendered licences to Stamico, including
2010	the existed applications under IamgoldT.
Source : Iamgold 2010

10.1 Geophysics

Gravity Surveys

Spectral Geophysics (Botswana) was contracted during April 2008 to complete ground gravity surveys over the 5km2 and the data was interpreted by Southern Geoscience Consultants (SGC) in Australia. The final results were compiled into a 1:20,000 scale geological interpretation delineating twenty one targets and the Rwamagaza Shear Zone. Gravity surveys proved effective for the location of large first order structures and in 2008 the airborne magnetic data was interpreted into an image atlas for future target definition.

NI 43-101 Technical Report for TRX, Tanzania June 2011

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FIGURE 06

IP AND AEROMAGNETIC SURVEYS - 2007

IP SURVEY COMPLETED IN 2007

BUCKREEF MINE
BINGWA
TEMBO
BUSOLWA-BUZIBA
MINZWEL
N
Tenement Outline
IP Survey Outline (Blocks 1-14)
PML 'Claim' Outline
0
Scale:
5km

BUCKREEF IP SENSITIVITY

0
Scale:
500m

BUCKREEF IP CHARGEABILITY

0
Scale:
500m

AEROMAGNETIC SURVEY ON BUCKREEF SHOWING EXTENT OF BURIED MAGNETIC GRANITE

0
Scale:
5km

This diagram and the information herein may not be reproduced or transmitted in any form without prior written permission from Venmyn Rand (Pty) Ltd. Graphics by Interaction.
D045MTanzaniaRoyalty2011

22

IP Surveys

During 2007, 14 Induced polarization (IP) survey blocks were completed over 4 areas the four prospects Buckreef, Tembo, Bingwa and Buziba by Spectral Geophysics and processed by SGC Australia (Figure 6). These survey results highlighted altered fault/shears zone structures and in conjunction with magnetics can be used for targeting prospective strike extensions of existing ore bodies.

Table 8 : Exploration Details for Buckreef Project 1992 to 2009

	GEOCHEMISTRY SAMPLING
YEAR							DRILLING					GEOPHYSICS
	PROGRAMME
	Soil	Rock	Termite	RAB			AC		RC		DD
Samples Samples		Samples	Holes	Holes	Metres	Holes	Metres	Holes	Metres	Holes	Metres
1992	-	-	-	3	66	-	-	-	-	-	-
1993	-	-	-	-	-	105	1,576	-	-	-	-
1994	-	-	-	-	-	110	1,619	49	2,981	-	-
1995	-	-	-	-	-	732	9,906	115	7,333	25	4,532	Ground magnetics
												and trenching
1996	505	191	-	15	122	297	3,584	31	1,148	-	-
1997	1,486	269	-	1,300	47,061	484	7,403	382	29,428	-	-
1998	2,152	314	-	-	-	-	-	7	653	-	-
1999	12,807	772	-	602	16,803	43	1,744	-	-	-	-
2000	3,477	230	-	1,253	31,073	-	-	96	9,252	3	249
2001	-	-	-	-	-	-	-	-	-	-	-
2002	2,718	35	-	19	789	486	14,233	79	8,200	8	1,539
2003	1,738	-	-	-	-	1	26	6	542	-	-
2004	4,245	204	-	130	3,033	535	14,684	385	25,743	54	11,976	IP completed by
												Search Geophysics
2005	289	-	-	-	-	969	32,827	467	50,493	51	7,077
2006	129	-	-	-	-	130	4,222	234	23,316	8	1,116
2007	-		-	-	-	498	17,600	391	32,839	14	1,166	4 blocks Ground IP
												survey completed
												2 blocks Ground
2008	-	13	481	-	-	550	14,912	107	10,255	12	809	Gravity survey
												completed
2009	-	-	-	-	-	-	-	-	-	-	-
TOTAL	29,546	2,028	481	3,322	98,947	4,940	124,336	2,349	202,183	175	28,464
Source : Iamgold 2009

10.2	Geochemistry

Several historical soil and rock chip sampling programs were completed over the Buckreef project area on a grid of 100mx100m, with closer spaced grids (80mx40m) over historical target areas and targets with a high density of lineaments and interpreted mineralised structures. A total of 2,028 rock chip samples, 29,546 soil samples and 481 termite mound samples were taken during the period 1992-2009.

Transported laterite, combined with Mbuga soils (60% of the area), hampers geochemical sampling and interpretation and Iamgold completed termite mound sampling over the problematic areas. To date the termite sample density is too low for identification of meaningful anomalies.

The results of the soil geochemistry results are presented in Figure 7 and the observed anomaly trends are consistent with the known structures in the area. The largest soils anomalies occur are over the two main deposits at Buckreef and Buziba, showing minor anomalies in secondary cross cutting structures.

11 DRILLING (NI 13)

Significant drilling programmes have been conducted on the Buckreef Projects, as summarised in Table 5 and Table 8 and illustrated in Figure 8. The AC and RAB drilling was only used to identify potential mineralisation and the results were excluded from all resource estimations. The RC and DD drilling at both areas was supervised by experienced geologists and completed by professional drilling contract companies independent of IamgoldT. RC and diamond drilling was completed by AfriDrill, West Side Drilling, Resource Drilling, Drillcorp, Stanley Mining Services and most recently by Tandrill.

NI 43-101 Technical Report for TRX, Tanzania June 2011

SOIL GEOCHEMISTRY RESULTS

380,000mE
385,000mE
390,000mE
395,000mE
400,000mE
405,000mE
410,000mE
9,660,000mN
9,655,000mN
9,650,000mN
N
Buckreef
Bingwa
Tembo
Buziba
Rwamagang Shear Zone
0
Scale:
5km

Buziba_EAM_0406_Au by Au1_ppb
Custom - same thresholds TGL Soils

■	100 to 3,290 ppb Au	(80)
■	50 to 100	(107)
■	30 to 50	(111)
■	20 to 30	(90)
■	10 to 20	(59)
■	0 to 10	(13)

Source: IAMGOLD 2009

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FIGURE 07

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FIGURE 08

DRILLING PROGRAMMES CONDUCTED ON BUCKREEF AND BUZIBA PROSPECTS

N
Buckreef
Tembo
Buziba
380,000
390,000
400,000
410,000

DRILLING PROGRAMME - BUCKREEF

N
Buckreef North Zone
2800
Buckreef Main Zone
Shaft
2300
Buckreef South Zone
0
Scale:
300m

LEGEND:

- Projection of Orebodies to Surface
- ◆◆◆ RC and Diamond Drillholes

DRILLING PROGRAMME BUZIBA

N
Silanga Zone
9325
10175
Busolwa Main Zone
Njombo Zone
Granite Contact Zone
0
Scale:
500m

LEGEND:

- Potential Open Pits
- ◆◆◆ RC and Diamond Drillholes

Source: IAMGOLD 2009

This diagram and the information herein may not be reproduced or transmitted in any form without prior written permission from Venmyn Rand (Pty) Ltd. Graphics by Interaction.
D045MTanzaniaRoyalty2011

25

The Buckreef orebody was drilled on a local eastwest oriented grid with drill traverses at 20m intervals along the strike of the gold mineralisation above 1,100mRL (surface approximately 1,225mRL). The majority of drill holes were steeply angled at 60º towards the grid east or west direction, normal to the strike of the gold mineralisation. On sections targeting the near surface gold mineralisation, the drillholes were spaced at 10m centres providing approximate 20m spaced vertical intercepts on the gold mineralisation. At Buckreef the North and Main Zone mineralisation occurs in shear zone with a true width of 10m, dipping steeply to the west.

All RC drilling undertaken historically by EAM at Buziba was completed using 5¼” hammers with auxiliary booster/compressors that permitted dry sampling. On average, the RC drilling achieved a recovery of 81% (Hellman and Schofield 2007). The initial RC holes identified as having potential for down hole water contamination were all twinned using appropriate RC or diamond drillholes. The RC resource delineation drill spacing was completed on a 40m-20m x 20m spacing at Buckreef and 50m–25m x 20m at Buziba. As a precaution to minimise interference and sampling by artisinal miners, the RC 1m samples were collected daily and transported to a central sample store where they were sampled and bagged.

The diamond drilling core recovery was very good, the average core recovery was 93% (Hellman and Schofield 2007), particularly at Buckreef. Most of the diamond drillholes commenced with a tricone roller bit where near surface sampling was not required, followed by HQ diameter, which was reduced to NQ/NQ2 when fresh rock was encountered.

Ten HQ core holes were drilled at Buckreef to twin anomalous RC and diamond drillholes as part of a QA/QC program on historical assay practice and grade continuity.

PQ metallurgical samples were collected at Buckreef and Busiba. All core was logged and sampled by qualified geologists in the full time employ of Iamgold. The half core is stored on site in a secure core yard facility and wet and dry core photography of uncut core undertaken. Surveys of inclination and azimuth were completed at nominal 30m-50m intervals for all RC and diamond drillholes completed since 2000. The survey tool was usually an Eastman single shot or Reflex camera and was operated by the drill contractor as part of normal drilling.

The historic drilling programmes were conducted according to specific drilling protocols and the results incorporated into Micromine™ electronic databases for use in the construction of geological sections and 3D models used in Mineral Resource estimation.

12 SAMPLING METHOD AND APPROACH (NI 14)

The sampling methodology employed was dependent upon the drilling method and the protocols adhered to during the drilling and sampling campaign are within industry standard. The sampling of the diamond drill core was conducted by qualified geologists in the full time employment of Iamgold. In addition, Iamgold recognized that collection of samples, particularly for RC, AC and RAB samples, could introduce bias to assay results and therefore specific sampling methodology and submission procedures were followed.

The RC drilling sampling methodology comprised collection through a cyclone at 1m intervals into large plastic bags. Each metre sample was riffle split on site, weighed and moisture content recorded for every metrer interval. RC assay samples were taken as either, 3m composites or, in the case of Buziba resource drilling, at 1m intervals.

During composite sampling, the individual 1m riffle split reduced samples were collected in the field and retained for future analysis if warranted. Unique Sample ID ticket books with corresponding tear off sample tickets were printed and used to record sample details and assay samples. RC holes were stopped if persistent wet samples were encountered. The majority of RC samples collected since 1992 were homogenized and reduced to 2kg to 3kg on site by passing reduced samples at least 4 times through a single tier Jones riffler, which is demonstrated to be a more representative sample than that produced by stacked three tier splitters.

The entire length of AC and RAB drill holes was collected as 1m samples and composited to 3m samples for assay.

NI 43-101 Technical Report for TRX, Tanzania June 2011

26

Diamond drill core was logged and processed for sampling on site. The majority of diamond drilling was NQ/NQ2 and core loss and drillers inconsistencies were accounted noted. Sample intervals for assaying were normally standard 1m or 0.5m lengths, varying on lithological boundaries when required. Lithological based samples did not exceed 1m in length. The core was sawed length ways. Regular cleaning of the core, core yard, saw and sampling equipment along with a prohibition on jewellery in the core yard all minimised potential contamination.

Retained RC AC RAB samples were stored in central sample stores at the Buckreef and Buziba sites, whilst the retained half of the diamond drill core is stored in galvanized core trays at the Buckreef and Buziba core yards for future reference.

All assay samples were batched on site. The half-core samples are considered by TRX to be representative of the mineralisation and no sample bias is expected. No drilling, recovery or sampling factors are considered to have materially impacted the representivity of the samples.

12.1	Rock Density Measurements

Bulk densities were determined by “weight in air versus weight in water” determinations for 1,232 samples; 837 from diamond drill core and 395 from RC samples for oxide, transitional and primary material. Based on this data set the following bulk densities for the conversion of resource volumes to tonnes are determined:-

oxide zone, 2.0 g/cm3 ;

transition zone, 2.5 g/ cm3 ;; and

fresh rock, 2.8 g/ cm3 ;.

13 SAMPLE PREPARATION, ANALYSIS AND SECURITY (NI 15)

The majority of the samples from Buckreef and Busiba were prepared either at the on-site Buckreef field laboratory or prepared and analyzed at the independent, internationally ISO accredited SGS Lakefield and Humac Laboratories in Mwanza with quality control check sampling undertaken at ALS Brisbane, ALS Johannesburg and Genalysis Laboratory Perth. Conventional sample preparation, analytical, internal quality control and reporting procedures are used at all laboratories and are considered appropriate to meet JORC and National Instrument reporting standards.

Gold analysis was by conventional fire assay and Atomic Absorption Spectrography (AAS) to a lower limit of detection (LLD) of 0.005g/t Au. The standard laboratory preparation procedure at primary Humac laboratory was as follows:-

  samples were oven dried prior to preparation and splitting;
  RC/AC/RAB samples were cone crushed to -2mm, with equipment cleaned with compressed air;
  core samples were jaw crushed to -6mm and then cone crushed to -2mm;
  a nominal 1kg to 1.5kg sub-sample was riffle split and pulverized by ring mill to -150# (master pulp). A barren flush was not used between samples, only before commencing work on the batch and subsequently inter-batch;
  approximately 200g of the pulp was collected from the master pulp; and
  fire assay 50g of the pulp, determination for Au by AAS, 0.01ppm LLD.

Generally a minimum of 10% of samples (new aliquots, pulps taken from 200g pulp) were repeated on a different day to the original analyses. Each fusion batch contained at least one Certified Reference Material (CRM) and one blank supplied by the laboratory. Humac reported on a quarterly basis the results of internal standards, blanks and random repeats, as well as the results of wet sieve analysis.

At all stages of the sample storage, preparation and analysis, the samples were in secure laboratory facilities. The sample preparation, analytical procedures were suitable for the particular rock type and the expected orebody characteristics.

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14 QUALITY ASSURANCE AND QUALITY CONTROL (NI 16)

Systematic quality control and recording was employed on all historical exploration programmes. The QA/QC measures and results were reviewed and reported by Hellamn and Schofield in 2004 and 2007.

The ISO accredited laboratories utilised comprehensive in-house QA/QC measures from sample preparation to instrumental finish and reporting of the results. Equipment was cleaned between batches and crushing and pulverising was monitored by sieve testing. Routine laboratory Quality Control sampling (pulp duplicates and pulp repeats) was also completed on pulps retained at the laboratory. This provided an indication of any sample preparation/sub-sampling/sample digest and assay error at the primary laboratory.

The field QA/QC protocols included insertion of regular standards, duplicates and blanks in the field for all sample batches collected at Buckreef and Buziba. The resultant QC data was reviewed on receipt of assay data and assessed monthly, which permitted immediate intervention on sampling and analytical issues. Field QA/QC protocols comprised the following;-

  commercially available CRM samples from Geostats (Australia) were inserted into sample batches at a minimum frequency of 1 in 40 within recognised mineralised zones (G302-4 at 1.68g/t Au; G6996-7C at 5.99g/t Au; G997-5 at 7.31g/t Au and G999-4 at 3.02g/t Au);
  field duplicates comprised splits off the sample cyclone and the sample interval was selected by the geologist. Duplicates are taken at a nominal frequency of 1 in 40; and
  blanks were 1m drill samples that had returned an assay value of less than 0.01 g/t Au, confirmed by re-sampling the interval and submitting for check analysis. Blank positions were selected by the geologist and were inserted within zones of mineralisation. This permitted assessment of cross contamination from higher grade samples during the sample preparation stage. Blanks were submitted at a nominal frequency of 1 in 40.

15 DATA VERIFICATION (NI 16) Database

The historic drillhole database, compiled from the extensive drilling programmes by previous owners of the Buckreef Project, was provided to Hellman and Schofield (2007) as the basis for the Mineral Resource estimation. The database was interrogated by Iamgold as follows:-

  assessment of historical field duplicates;
  re-assaying of historical pulp samples;
  several programmes undertaken of replicate assaying of archival pulps at independent referee laboratories; and
  a programme of 10 diamond core twinning of historical RC intersections throughout the Main Zone at Buckreef.

As a consequence of the database review, some historical and all RAB and open hole percussion drill holes were deemed unsuitable for inclusion to the Mineral Resource estimation. Drillhole assay and geology logging data were supplied as Micromine™ database files containing collar, down-hole survey and interval tables. A summary of the available drillhole information is presented in Table 8.

15.1 Assessment of the QA/Qc Data

The review of the 194 re-assay sample data by Hellman and Schofield (2007) indicated acceptable assaying precision between the Buckreef, Humac and SGS Laboratories and suggests acceptable correlation between assay methods. The results of the review of 1,978 historic duplicate pairs, indicated good replication.

In all cases, the assaying of the four CRM used, returned values within an acceptable range (±10%) of the recommended grade. The field blanks results showed that no significant cross contamination in the sample preparation stage occurred. Scatter plots of laboratory referee analyses show a good correlation.

The results of the RC drillholes and their twinned diamond drillholes indicated good visual correlation. Internal zones of low grade were reflected similarly in the two sampling methods. Spot checks on the calculated gold intersections proved satisfactory and the mineralised widths determined from both methodologies proved to be very similar.

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The historic QA/QC data available provided assurance that the data is not flawed by sampling or assaying bias. The most conclusive data are the results from the diamond core hole twinning of the earlier RC intercepts. A positive bias toward the diamond core assaying is thought to be partly due to the undervaluing of the sample gold grade by the AR assaying used historically. The re-assaying programmes undertaken by Iamgold of archival sample pulps by fire assay at two independent assay laboratories supports this conclusion. Hellman and Schofield considered the QA/QC performance to be good and the data suitable for incorporation in Mineral Resource estimates (2007).

16 ADJACENT PROPERTIES (NI 17)

The Buckreef project is situated within the LVG, which is host to numerous small and large scale gold mining operations as illustrated in Figure 2 and Figure 4. The nearest large-scale gold mines and exploration projects are as follows and the localites of which are illustrated in Figure 2:-

  Geita Gold Mine: owned by AngloGold Ashanti Limited which produced 272,000oz of gold in 2009 (www.infomine.com);
  Tulawaka Project: an exploration project and gold mine owned by Northern Mining and Exploration Limited and Tan range Exploration Corporation. The Tulawaka Mine produced 124,743oz of gold in 2005 and 94,000oz in2009 (www.infomine.com); and
  Bulyanhulu Mine owned by Barrick Gold Corporation and produced 350,000oz of gold in 2004 (www.infomine.com).

The LVG represents an important, largescale gold province in which regional mineralising systems have utilised rheologic, chemical and structural boundaries to remobilise and concentrate gold to produce economic deposits. Buckreef Project occurs in the LVG context with similarly suitable lithologic and structural features and theorectically therefore, could prove as potentially prospective.

Venmyn has not verified the public domain information with regards the Geita, Tulawaka and Bulyanhulu Mines and the information provided is not necessarily indicative of the mineralisation at Buckreef Project.

17 MINERAL PROCESSING AND METALLURGICAL TESTING (NI 18)

The Buckreef ore has been subjected to numerous testwork programmes undertaken over a 13 year period by Independent Metallurgical Laboratories (IML) Australia. In summary, the testwork results completed for composited, representative samples from Buckreef between 1999 and 2006 were as follows:-

  Buckreef oxide material was free milling with cyanidation recoveries in the low 90%s;
  Buckreef sulphide ore from Main, West and North Zones had highly variable recovery by cyanidation, returning values between the mid 70%s and low 90%s;
  no relationship between recovery and depth was apparent;
  no relationship between zone and recovery had been recognised;
  the ore was moderately hard but no detailed comminution testwork had been conducted until 2006; and
  recovery improved with decreasing grind size, suggesting flotation followed by fine grinding as a potential processing route.

The initial testwork conducted in April 2005 on the Buziba Prospect focussed on multi-element head grade analysis and cyanide leaching response. A total of 33 oxide samples were composited from 2 oxide sources and 13 sulphide samples and the results of the testwork are summarised as follows:-.

  gravity separation recovered more than 45% of the gold into low weight concentrates for both the oxide and sulphide composites; and
  cyanidation of both the gravity concentrates and gravity tailings gave an overall gold recovery of 94.9% for the oxide composite and 90.2% for the sulphide composite. The cyanidation tails grade for gravity concentrates were 1.92g/t Au for the oxide and 3.57g/t Au for the sulphide indicating that additional recovery could be gained through optimising the cyanidation of the gravity concentrates.

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Phase 2 of the metallurgical testwork programme by IML began in 2006 on a selection of representative diamond cores samples from the Buckreef deposit.

Composite samples from the Buckreef Main and Buckreef North domains were created to represent the expected run of mine ore, and subjected to a series of baseline tests through a range of process routes to identify the most appropriate treatment methodology and generate preliminary project evaluation and engineering data.

Oxide ore types were evaluated by whole ore leaching and gravity/leaching treatment routes and additional investigations into flotation and finer grinding for the preliminary ore types were carried out by Metallurgical Project Consultants (Pty) Ltd (MPC) (2007).

The test work results indicated:-

  moderate to high gravity recoveries for all ore types;
  the presence of coarse gold led to significant variability in the total gold recoveries for all process routes, although the variability was not sufficient to mask the comparison between process routes;
  the removal of gravity gold prior to leaching resulted in an improvement in gold recovery for all ore types with the exception of the Buziba oxide ore;
  given the relatively low cost of gravity recovery circuits and the operational benefits of excluding coarse gold from the leach circuits, it was recommended that gravity recovery be included in any project analysis;
  fine grinding of the primary ore types prior to leaching returned a modest benefit during the analysis;
  the magnitude of the recovery increase was unlikely to be sufficient to justify inclusion of flotation and fine grinding in any project analysis;
  preliminary coarse ore leaching and coarse gravity/leaching were also investigated by MPC to determine the heap and vat leach amenability;
  comminution test work was carried out in order to develop preliminary design criteria for the prefeasibility process design. The test work indicated that all of the ore types were amenable to conventional multi-stage crushing and ball milling or single-stage crushing and SAG milling; and
  both oxide ore types contain a high clay component and may suffer from material handling problems when treated on their own.

The recommended recovery assumptions for each ore type are presented in Table 9:-

Table 9 : Recommended Recovery Assumptions

	GRAVITY	LEACH RECOVERY	TOTAL RECOVERY
DEPOSIT	RECOVERY (%)	(%)	(%)
Buckreef

Buckreef Main Zone
Oxide	30	65	95
Buckreef North Primary	37	55	92
Buckreef Main Primary	41	51	92
Buziba

Buziba Oxide	45	50	95
Buziba primary	45	49	94
Source : Iamgold 2009

In 2008, a study was undertaken to establish the amenability of the Buckreef and Buziba ore to dissolution via heap leaching (simulated) and bottle rolling. Ten samples were composited and exported to SGS Southdale Laboratories in South Africa for analysis.

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The samples were crushed to specific sizes (50mm, 25mm, 12.5mm, 6mm and 2.34mm) and underwent simulated heap leaching using the following conditions:-

  pre-conditioning for 1 hour;
  cyanide addition (5kg\tonne);
  dissolution for 7 days; and
  samples were taken every day for analysis.

The highest dissolutions that were achieved were from -2.34mm size (achieving 88.9% recovery). As the particle size increased the gold dissolution decreased. At a crushed size fraction of 25mm-50mm (crushing/grinding any finer than this increases costs considerably) the best recovery of 75% was in oxide ore. Transitional and fresh ore at the same size fraction had considerably lower recoveries of 35%-50%.

18 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES (NI 19)

Hellman and Schofield was retained by TRX to undertake estimation of Mineral Resources for the Buckreef Project. Hellman and Schofield estimated the Mineral Resource using Multiple Indicator Kriging (MIK), a method that has been demonstrated to provide reliable estimates of open pit Mineral Resources in gold deposits of diverse geological styles.

Buckreef is a medium to high-grade gold deposit with the majority of possible economic gold mineralisation contained within vertical to steep east dipping lode structures (Figure 9). Several separate lodes were interpreted within the study area, with the Main and North Lodes being of most economic interest. The mineralised domains were determined from drillhole cross-sections, which were formed into 3D wireframes and used to allocate primary or mineralisation domains. Secondary or weathering domains were also allocated using weathering surfaces. No other geological controls were considered in the interpretation process.

The February 2011 Buckreef Prospect Mineral Resources (Venmyn D962R) were estimated over approximately 1,400m of strike length using the MIK technique implemented with GS3 software, a dedicated resource estimation software produced by Hellman and Schofield. The model estimates ore into panels with dimensions of 10m (east) by 20m (north) by 5m (elevation), which approximates the drillhole sample spacing throughout the majority of the study area.

A block support adjustment was used to estimate the gold resources at Buckreef. The shape of the local block gold grade distribution was assumed to be lognormal. The gold estimates within each panel were initially classified according to the distribution of sampling in the kriging neighbourhood. This classification scheme took into account the uncertainty in the estimates related to the proximity and distribution of the informing composites.

The Buckreef Prospect Mineral Resource estimate reported in February 2011 was reported at various cut-off grades which would span the range of interest for open pit optimisation. The estimate includes only those Mineral Resources occurring above the 1,100mRL level, which was the anticipated maximum depth which could potentially be economically mined by open pit. The National Instrument compliant Mineral Resources for the Buckreef Prospect at February 2011 estimated by Hellman and Schofield are presented in Table 10 (Venmyn D962R):-

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VENMYN
Independence you can trust
Tanzanian Royalty
FIGURE 09

3D GEOLOGICAL MODEL FOR BUCKREEF PROSPECT

Easting
Northing
Underground Workings
1
2
3
4
5
6
7
8

DOMAIN	GEOLOGY
1	Southern and Easter Lodes
2	Main Lode
4, 5	North Buckreef
6, 7	North east Striking Lodes
8	Barren Quartz Porphry dyke

Source: Hellman and Schofield, 2007

This diagram and the information herein may not be reproduced or transmitted in any form without prior written permission from Venmyn Rand (Pty) Ltd. Graphics by Interaction.
D643MTanzaniaRoyalty2011

32

Table 10 : February 2011 NI 43-101 Compliant Mineral Resources for Buckreef Prospect (above 1,100mRL)
CUT-
OFF
GRADE		MEASURED			INDICATED		MEASURED+INDICATED				INFERRED
(g/t)
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
	(Mt)	(g/t)	Au (Moz)	(Mt)	(g/t)	Au (Moz)	(Mt)	(g/t)	Au (Moz)	(Mt)	(g/t)	Au (Moz)
		Au			Au			Au			Au
0.5	4.705	2.00	0.303	1.878	1.68	0.101	6.583	1.91	0.405	9.457	1.90	0.590
0.6	4.293	2.14	0.296	1.654	1.83	0.097	5.947	2.06	0.393	8.478	2.10	0.576
0.7	3.931	2.28	0.288	1.470	1.98	0.094	5.402	2.20	0.382	7.656	2.30	0.558
0.8	3.611	2.42	0.281	1.318	2.12	0.090	4.929	2.34	0.371	6.946	2.40	0.541
0.9	3.324	2.55	0.273	1.188	2.26	0.086	4.513	2.48	0.359	6.330	2.60	0.523
1.0	3.066	2.69	0.265	1.076	2.40	0.0830	4.142	2.61	0.348	5.793	2.70	0.508
1.1	2.829	2.82	0.257	0.979	2.53	0.080	3.808	2.75	0.337	5.318	2.90	0.490
1.2	2.618	2.96	0.249	0.893	2.67	0.077	3.510	2.89	0.326	4.897	3.00	0.474
1.5	2.092	3.37	0.226	0.684	3.00	0.067	2.776	3.29	0.294	3.881	3.50	0.432

Source: Hellman and Schofield 2011 Estimates over variable widths to 3m to 40m Bulk Density ranges 2.0g/cm 3 to 2.8g/cm 3

Includes only those Mineral Resources above 1,100mRL Inconsistencies in totals are due to rounding Venmyn has not independently audited the Mineral Resources

Venmyn did not perform a full scale due diligence of the available information

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability 55% attributable to TRX

Subsequent to the publication of the February 2011 Mineral Resource estimates, TRX made a strategic decision to re-publish its Mineral Resource statement at a 0.5g/t Au cut-off grade including the mineralisation below the 1,100mRL level, as the prospects for economic extraction had improved under the prevailing gold market conditions. The Update June 2011 Mineral Resource statement for the Buckreef Prospect at various cut-off grades is presented in Table 11 for comparison purposes.

The Mineral Resources for the Tembo and Bingwa Prospects were estimated by Hellman and Schofield in 2006 and 2007 (unpublished report) and have undergone no material change since that time. The Mineral Resources for Buziba were materially changed due to additional exploration efforts but remain unchanged from the February 2011 estimates published in Venmyn D926R.

Buziba is a medium grade gold deposit with the majority of possible economic gold mineralisation contained within shear related, vertical to steep north and south dipping structures, within quartz/pyrite veins present in shears, lithological contacts and in brittle fractured porphyries. The Mineral Resources were estimated over a 3km strike length to a depth of 230m. The search distance radii for the Measured category were set at easting 35m, northing 15m and elevation 20m. The Indicated and Inferred search radii were easting 52.5m, northing 22.5m and elevation 30m. The lack of close spaced cross section data influenced the Mineral Resource classification.

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Table 11 : Update June 2011 NI43-101 Compliant Mineral Resource Statement for Buckreef Prospect Including Resources Below 1,100mRL

	MEASURED				INDICATED			INFERRED		MEASURED+INDICATED
Cut-off	Tonnes	Au	Contained	Tonnes	Au Grade	Contained	Tonnes	Au	Contained	Tonnes	Au	Contained
Grade	(Mt)	Grade	Au (Moz)	(Mt)	(g/t)	Au (Moz)	(Mt)	Grade	Au (Moz)	(Mt)	Grade	Au (Moz)
(g/t)		(g/t)						(g/t)			(g/t)
0.5	5.176	2.05	0.341	3.706	1.86	0.222	7.158	1.89	0.435	8.882	1.97	0.563
0.6	4.729	2.19	0.333	3.310	2.01	0.214	6.386	2.05	0.421	8.039	2.12	0.547
0.7	4.337	2.33	0.325	2.978	2.17	0.208	5.742	2.21	0.408	7.316	2.26	0.533
0.8	3.989	2.46	0.315	2.698	2.31	0.200	5.188	2.37	0.395	6.687	2.40	0.516
0.9	3.676	2.60	0.307	2.455	2.46	0.194	4.712	2.52	0.382	6.131	2.54	0.501
1.0	3.394	2.74	0.299	2.243	2.60	0.187	4.298	2.67	0.369	5.637	2.68	0.486
1.1	3.136	2.88	0.290	2.056	2.74	0.181	3.934	2.82	0.357	5.191	2.82	0.471
1.2	2.905	3.01	0.281	1.889	2.88	0.175	3.613	2.97	0.345	4.794	2.96	0.456
1.5	2.332	3.42	0.256	1.485	3.30	0.158	2.840	3.41	0.311	3.817	3.37	0.414

Source: Hellman and Schofield 2007, TRX June 2001
Estimates over variable widths to 3m to 40m
Bulk Density ranges 2.0g/cm3 to 2.8g/cm3
Includes Mineral Resources below 1,100mRL
Inconsistencies in totals are due to rounding
Venmyn has not independently audited the Mineral Resources
Venmyn did not perform a full scale due diligence of the available information
Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability 55% attributable to TRX

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The summary February 2011 Mineral Resource estimate for the entire Buckreef Project, incorporating the new exploration data for Buziba, as well as the Mineral Resource estimates for Tembo and Bingwa (as presented in the Venmyn D962R report) is presented in Table 12:-

Table 12 : Summary February 2011 NI 43-101 Compliant Mineral Resources for the Buckreef Project at 1g/t Cut-off Grade

DEPOSIT		MEASURED			INDICATED		MEASURED PLUS INDICTED				INFERRED
	Tonnes	Au	Contained	Tonnes	Au	Contained	Tonnes	Au	Contained	Tonnes	Au	Contained
	(Mt)	Grade	Au (Moz)	(Mt)	Grade	Au (Moz)	(Mt)	Grade	Au (Moz)	(Mt)	Grade	Au (Moz)
		(g/t)			(g/t)			(g/t)			(g/t)
Buckreef*	3.066	2.7	0.265	1.076	2.4	0.083	4.142	2.6	0.348	5.793	2.7	0.507
Buziba	~	~	~	6.565	1.7	0.361	6.565	1.7	0.361	2.14	1.6	0.110
Tembo
Bingwa	~	~	~	~	~	~	~	~	~	1.129	3.4	0.123
TOTAL	3.066	2.7	0.265	7.641	1.8	0.444	10.707	2.04	0.709	9.062	2.5	0.740

Source: Hellman and Schofield 2011 Estimates over variable widths to 3m to 40m *Includes only those Mineral Resources above 1,100mRL

Bulk Density ranges 2.0g/cm 3 to 2.8g/cm 3 Inconsistencies in totals are due to rounding

Venmyn has not independently audited the Mineral Resources

Venmyn did not perform a full scale due diligence of the available information

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability 55% attributable to TRX

Cut-off grade 1g/t Au

As noted previously, subsequent to the publication of the February 2011 Mineral Resource statement, TRX made the strategic decision to re-publish its Mineral Resource statement utilising the estimates that had been made by Hellman and Schofield at cut-off grades of 0.5g/t Au and including the mineralisation below the 1,100mRL level. The final update June 2011 summary Mineral Resource statement for the entire Buckreef Project at 0.5g/t Au cut-off grade and including additional mineralisation below 1,100mRL level, is presented in Table 13.

The increase in tonnage for the Buziba Prospect is accounted for by the fact that the deposit is a low grade, high tonnage deposit. The initial cut-off grade of 1g/t Au excluded a large portion of the mineralisation from the Mineral Resource estimation but the effect of lowering the cut-off has been to permit the inclusion of this mineralisation in the estimate.

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Table 13 : Summary Update June 2011 NI43-101 Compliant Mineral Resources Statement for Buckreef Project at 0.5g/t Au Cut-off Grade

DEPOSIT	MEASURED			INDICATED			INFERRED			MEASURED & INDICATED
	Tonnes	Au	Contained	Tonnes	Au	Contained	Tonnes	Au	Contained	Tonnes	Au	Contained
	(Mt)	Grade	Au (Moz)	(Mt)	Grade	Au (Moz)	(Mt)	Grade	Au (Moz)	(Mt)	Grade	Au (Moz)
		(g/t)			(g/t)			(g/t)			(g/t)
Buckreef	5.176	2.05	0.341	3.706	1.86	0.222	7.158	1.89	0.435	8.882	1.97	0.563
Buziba				21.264	1.07	0.732	8.170	1.00	0.263	21.264	1.07	0.732
Bingwa							1.120	2.4	0.086
Tembo							0.725	2.18	0.051
Total	5.176	2.05	0.341	24.970	1.19	0.954	17.173	1.51	0.835	30.146	1.34	1.295

Source: Hellman and Schofield 2007, TRX June 2011 Estimates over variable widths to 3m to 40m Includes Mineral Resources below 1,100mRL

Bulk Density ranges 2.0g/cm 3 to 2.8g/cm 3 Inconsistencies in totals are due to rounding

Venmyn has not independently audited the Mineral Resources

Venmyn did not perform a full scale due diligence of the available information

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability 55% attributable to TRX

Cut-off grade 0.5g/t Au

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19 ENVIRONMENTAL CONSIDERATIONS (NI 25)

The Buckreef Project is primarily an undeveloped exploration project, although the project area includes the Buckreef Mine area that was exploited by Stamico until the mine closed in 1994. The historic mine site will ultimately form part of any future operation developed within the Buckreef Prospect.

The area contained within the exploration permits is subject to intensive artisanal mining of a regulated and unregulated nature. Regulated smallscale mining is undertaken within Primary Mining Licenses (PML) that are limited to a size of 10ha and available to Tanzanian nationals. Unregulated miners are more transient by nature and engage in shallow shaft sinking and the use of metal detectors to identify surface gold. The environmental impacts of these activities will require rehabilitation work by the project owner for those areas ultimately within the licence area.

Access roads and other infrastructure built for the purpose of exploration that can be used by the public or neighbouring operations must be open, provided compensation is paid and no prejudice is caused to the operator. Restricted areas may be defined within the permit to protect the environment, the natural habitat, archaeological sites, or public interest infrastructures. As part of Pre-Feasibility and later Feasibility Studies, URS (Australia) and Lorax/MTL Consulting (a Canadian/Tanzanian partnership) undertook extensive work towards an EIA for the Buckreef and Buziba Prospects.

The outstanding requirement to complete the EIA is the hydro-geological assessment. Similarly, a Social Impact Assessment (SIA) was undertaken by Social Sustainability Services Ltd of Australia and the University of Dar es Salaam in 2006. The baseline data remains with the university. The assessment identified the footprint area that would result in resettlement of affected families at project development stage.

Fortunately, Iamgold maintained high standards of environmental management and reclamation. Surface damage was fully compensated in line with government requirements under the Lands Act of 1998 (Iamgold 2009). A total of 2,702 drillpads were rehabilitated with photographic records. All the hand dug access tracks and drill lines were re-planted by the farmers with crops and natural vegetation. There will be a requirement for tree planting in the near future as per the Forest Department requirement if exploration activities are undertaken in forest reserves.

All compensation was implemented through the offices of local government. The environmental programme was supported by a robust community benefits programme which spent in excess of USD500,000 to date. The programme included community infrastructure, water projects, health & education projects.

20 SUMMARY, CONCLUSIONS AND RECOMMENDATIONS (NI 21 AND NI 22)

The technical review of the Buckreef Project has highlighted the following:-

the Buckreef Project is an advanced exploration gold project located within the highly prospective Rwamagaza Greenstone Belt, which forms part of the Lake Victoria Goldfield. The project comprises four prospects, Buckreef, Buziba, Tembo and Bingwa for which varying degrees of exploration have been undertaken;

the mineralisation is classified as a medium grade (1.8g/t Au to 2.7g/t Au), orogenic gold deposit, developed in Archaean supracrustal sequences, syn- and post, regional thermo- tectonic events. The sequences are metamorphosed to lower greenschist facies and the mineralisation is structurally controlled in regional shear zones and associated with felsic intrusives;

extensive geochemical and geophysical surveys have been completed, as well as numerous drilling programmes. The historic drilling data has been verified, and combined with new exploration data, to be incorporated into a Mineral Resource estimate compliant with JORC and National Instrument reporting criteria. The adequacy of the data density is reflected in the Mineral Resource classification categories;

the Mineral Resources estimate for the Buckreef Project is summarised as follows:-

o	Measured+Indicated Mineral Resources: 30.1Mt at 1.34g/t Au for 1.3Moz contained gold; and

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o Inferred Mineral Resources: 17.2Mt at 1.5g/t Au for 0.84Moz contained gold.

  metallurgical testwork on Buckreef Prospect ore indicated that oxide and transitional ore types were amenable to treatment using typical CIL processing techniques. The testwork indicated that fresh ores sourced from Buckreef may benefit from flotation and a finer grind;
  metallurgical recoveries from Buckreef ores were anticipated to be in the low 90%s;
  metallurgical testwork on Buziba ore indicated it is amenable to treatment using gravity and CIL processing techniques. Metallurgical recoveries were anticipated to be in the low to mid 90%s;
  heap leach and bottle-roll test results indicated that, at a crushed size fraction of 25mm- 50mm, the best recovery of 75% was in oxide ore. Transitional and fresh ore at the same size fraction had considerably lower recoveries of 35%-50%;
  the geological continuity and grade distribution of the Buckreef mineralisation is well constrained and definite upside potential to define additional Mineral Resources in extensions of the known orebody has been confirmed through drilling. The Mineral Resource base maybe increased through implementing changes in the cut-off grades as the gold price improves;
  detailed infill drilling at the Buziba, Tembo and Bingwa Prospects will upgrade the classification of the Mineral Resources;
  the prospectivity of the Buckreef Project is such that, advancement of the exploration programme to Scoping Study and Pre-feasibility Study (PFS) level is warranted. TRX plans to initiate a PFS within the near future and dependent upon the outcome of that study, intends fast tracking the open pit development process so that commencement of the ramp-up to mining can be undertaken within 30 months of February 2011. The estimation of costs for the PFS is still to be undertaken; and
  the exploration potential of the RGB has not been fully realised and TRX is well positioned to benefit when the full extent of the prospectivity of the greenstone belt is determined.
  Furthermore, the Buckreef Project benefits particularly from being an open pittable golddeposit, which can be brought rapidly into production to benefit from the current favourablegold market conditions. The definite upside potential to define further Mineral Resourcesserves to provide focus for future development of the project.

Effective Date: 28th June 2011

NI 43-101 Technical Report for TRX, Tanzania June 2011

38

Signed (F. Harper)

F. HARPER

B.Sc.Hons (Geol.) Pr Sci Nat ; MGSSA

MINERAL INDUSTRY ADVISOR VENMYN

Signed
A.	N.CLAY

M.	Sc. (Geol.), M.Sc. (Min. Eng.), Dip. Bus. M.

Pr Sci Nat, MSAIMM, FAusIMM, FGSSA, MAIMA, M.Inst.D., AAPG

MANAGING DIRECTOR VENMYN

Signed
P.	Zizhou

M.	Sc. (Geol

Pr Sci Nat,

EXPLORATION MANAGER TRX

NI 43-101 Technical Report for TRX, Tanzania June 2011

		39

21 REFERENCES (NI 23)

AUTHOR	DATE	TITLE	SOURCE

Barret D.	1999	Buckreef Project-Tanzania. Interpretation of a	A report for Ashanti Goldfields
		helicopter airborne geophysical survey.	(Tanzania) Ltd.
Resource Estimates for Properties in the Lake
Binns M,	1997		Unpub. Report Minstat Pty Ltd.
		Victoria Goldfields, NW, Tanzania.

		Geological Mapping of the Rwamagaza Greenstone	Report by Compass Geological
Crossing, J.	2007		(Perth, Australia) for IAMGOLD
		Belt.	Tanzania

Fall H. G.		Buckreef & Rwamagaza Licences: Review of	unpub. Report, Ashanti Goldfields
		Exploration During the period Jan – Oct 2000	Tanzania Ltd Report, ?pp
Geological concepts in the exploration for large to
Groves D. I.			Peru Conference Proceedings.
giant late- orogenic (mesothermal) gold deposits.

Groves D., Goldfarb R, et		Orogenic Gold Deposits: A proposed classification
	1997	in the context of their Crustal Distribution and	Ore Geology Reviews 13
al		Relationship to other gold deposit Types
		Estimates of the Gold Resources, Buckreef Project,
Hellman and Schofield,	2006		Unpub. Report,
		Tanzania
Recoverable Gold Resource Estimation of the
Hellman and Schofield,	2007		Unpub. Report,
		Tembo Deposit Tanzania
Recoverable Gold Resource Estimation of the
Hellman and Schofield,	2006		Unpub. Report,
		Bingwa Deposit Tanzania
Mc Nee G.	2007	Proposed Hydrometric Station Locations	Lorax Environmental; #820-1
		Licences Relating to the Agreement to Redevelop	IAMGOLD Tanzania Surrender
Minde T., Sheehan P.	2009	the Buckreef Gold Mine	Report
		Geochemistry and Structural Control of
		Mineralisation at Buckreef Gold Project, Lake	MSc Thesis, Rhodes University,
Sylvestor, S	2007	Victoria Goldfields, Tanzania. Implications for Gold	South Africa.
		Exploration
		Technical report on the Buckreef Gold Project NI43-
Tomkinson M, Putland L	2006		IAMGOLD 2006
		101
		Tanzania Country Profile	www.ciaworldfactbook.com
		Buckreef Gold Mine Redevelopment Project
	2010		Stamico
		Inforkation Memorandum

NI 43-101 Technical Report for TRX, Tanzania June 2011

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Appendix 1 : Glossary, Abbreviations and Acronyms

Archaean Assay

Geological eon – subdivision of the Precambrian 2.5Ga to 3.8Ga

A chemical test performed on a sample of ores or minerals to determine the amount of valuable metals contained.

It is the principal ore of arsenic and a common mineral with lead and tin ores in ore veins,

Arsenopyrite	and in pegmatites, probably having been deposited by action of both hydrothermal solutions and vapours
Basalt Borehole

Fine grained mafic volcanic rock

A hole drilled from surface or underground, in which core of the rock is cut by diamond drill bit as the cutting edge.

A large sample of mineralised rock, frequently hundreds of tonnes, selected in such a

Bulk sample

manner as to be representative of the potential orebody being sampled. Used to determine metallurgical characteristics, Large sample which is processed through a small-scale plant, not a laboratory.

The recovery process in which Au is leached from Au ore pulp by cyanide and

Carbon-in-leach

simultaneously adsorbed onto activated carbon granules in the same vessel. The loaded carbon is then separated from the pulp for subsequent Au removal by elution. The process is typically employed where there is a naturally occurring Au adsorbent in the ore.

A method of recovering Au and silver from pregnant cyanide solutions by adsorbing the

Carbon-in-pulp	precious metals to granules of activated carbon, which are typically ground up coconut shells.
Cyanidation Conglomerate Cross section

Method of extracting gold by dissolving in potassium cyanide solution Sedimentary rock comprises of pebbles in a finer grained matrix

A diagram or drawing that shows features transected by a vertical plane drawn at right angles to the longer axis of a geologic feature.

Density	Measure of the relative “heaviness” of objects with a constant volume, density = mass/volume
Deposit	Any sort of earth material that has accumulated through the action of wind, water, ice or other agents.
Development	Underground work carried out for the purpose of opening up a mineral deposit. Includes shaft sinking, crosscutting, drifting and raising.
Diamond drilling Dip

A drilling method, where the rock is cut with a diamond bit, to extract cores.

The angle that a structural surface, i.e. a bedding or fault plane, makes with the horizontal measured perpendicular to the strike of the structure.

Dolerite/doleritic	A medium grained igneous rock which is emplaced within the earth's crust in the form of dykes and sills, and has the same mineralogy as basalt.
Dyke Estimation Exploration

Intrusive igneous rock vertically or subvertically emplaced. The quantitative judgement of a variable.

Prospecting, sampling, mapping, diamond drilling and other work involved in the search for mineralisation.

Exploration Property	A Mineral Asset which is being actively explored for Mineral deposits or petroleum fields, but for which economic viability has not been demonstrated.
Facies	An assemblage or association of mineral, rock, or fossil features reflecting the environment and conditions of origin of the rock.
Fault

A fracture in earth materials, along which the opposite sides have been displaced parallel to then plane of the movement A definitive engineering estimate of all costs, revenues, equipment requirements and

Feasibility study	production levels likely to be achieved if a mine is developed. The study is used to define the economic viability of a project and to support the search for project financing.
Felsite Grade	Fine grained, light coloured acidic igneous rock comprised of feldspar and quartz The relative quantity or percentage of gold within the rock mass. Measured as grams per tonnes in this report.
Greenstone Belt Hanging wall In situ

Archaean sequence of mafic and ultramafic rocks

The overlying unit of a stratigraphic horizon, fault ore body or stope

In its original place, most often used to refer to the location of the mineral resources.

That part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and average mineral content can be estimated with a reasonable level of confidence. It is based on exploration sampling and testing information gathered

Indicated Mineral Resource

through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed and sufficient minerals have been recovered to allow a confident estimate of average mineral value.

NI 43-101 Technical Report for TRX, Tanzania June 2011

41 That part of a mineral resource for which tonnage, grade and average mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and
Inferred Mineral Resource

assumed but not verified by geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that may be limited or of uncertain quality and reliability.

Laterite	Residual soil in humid climates form the leaching of silica and aluminium and enrichment in iron
Lava	Molten silicate material extruded by a volcano. Any form of license, permit, lease or other entitlement granted by the relevant Government
License, Permit, Lease or other similar entitlement

department in accordance with its mining legislation that confers on the holder certain rights to explore for and/or extract minerals that might be contained in the land, or ownership title that may prove ownership of the minerals.

Life-of-Mine/LoM Liberation Lithologies

Expected duration of time that it will take to extract accessible material. Release of Au from the host rock through processing.

The description of the characteristics of rocks, as seen in hand-specimens and outcrops on the basis of colour, grain size and composition.

Lode

Metalliferous ore that fills a fissure

Any right to explore and / or mine which has been granted (“property”), or entity holding such property or the securities of such an entity, including but not limited to all corporeal and incorporeal property, mineral rights, mining titles, mining leases, intellectual property,

Mineral Asset(s)

personal property (including plant equipment and infrastructure), mining and exploration tenures and titles or any other right held or acquired in connection with the finding and removing of minerals and petroleum located in, on or near the earth s crust. Mineral Assets can be classified as Dormant Properties, Exploration Properties, Development Properties, Mining Properties or Defunct Properties.

The economically mineable material derived from a Measured and/or Indicated Mineral Resource. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have

Mineral Reserve

been carried out, including consideration of and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified. Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proved Mineral Reserve.

A concentration of material of economic interest in or on Earth s crust in such form, quality and quantity that there are reasonable and realistic prospects for eventual economic extraction. The location, quantity, grade, continuity and other geological characteristics of a Mineral Resource are known, estimated from specific geological evidence and knowledge, or interpreted from a well constrained and portrayed geological model. Mineral Resources

Mineral Resource

are subdivided, in order of increasing confidence in respect of geoscientific evidence, into Inferred, Indicated and Measured categories.

A deposit is a concentration of material of possible economic interest in, on or near the Earth s crust. Portions of a deposit that do not have reasonable and realistic prospects for eventual economic extraction must not be included in a Mineral resource.

That part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence.

Measured Mineral Resource

It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill-holes. The locations are spaced closely enough to confirm geological and grade continuity.

Mineralisation Mining Property National instrument 43-101

The presence of a target mineral in a mass of host rock. a Mineral Asset which is in production.

Canadian National Instrument on the reporting of exploration, mineral resources and mineral reserves for the TSX.

Opencast / Open pit	Surface mining in which the ore is extracted from a pit. The geometry of the pit may vary with the characteristics of the ore body.

Orebody	A continuous well defined mass of material of sufficient ore content to make extraction economically feasible.
Overburden Porphyry

The alluvium and rock that must be removed in order to expose an ore deposit. Fine grained igneous rock with large feldspar crystals

Is the economically mineable material derived from a Measured and/or Indicated Mineral Resource. It is estimated with a lower level of confidence than a Proved Reserve. It is inclusive of diluting materials and allows for losses that may occur when the material is

Probable reserves

mined. Appropriate assessments, which may include feasibility studies, have been carried out, including consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified.

Prospect Pyrite

A deposit with the potential for economic extraction.

Fool s gold a common yellow sulphide mineral, FeS. Pyrite forms under a wide range of pressure-temperature conditions, and so is found in many geological environments.

Pyrophyllite	A yellowish white, grey, or pale-green phyllosilicate. A metamorphic rock consisting primarily of quartz grains, formed by the recrystallisation of
Quartzite	sandstone by thermal or regional metamorphism or a sandstone composed of quartz grains cemented by silica.

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Recovered grade/Yield Reef	The actual grade of ore realised after the mining and treatment process. Mineralised lode. The process of restoring mined land to a condition approximating to a greater or lesser
Rehabilitation

degree its original state. Reclamation standards are determined by the Russia Federation Department of Mineral and Energy Affairs and address ground and surface water, topsoil, final slope gradients, waste handling and re-vegetation issues.

One of a group of extrusive rocks commonly showing flow texture, and typically porphyritic,

Rhyolite	with phenocrysts of quartz and potassium feldspar in a glassy to microcrystalline groundmass.
Sample	The removal of a small amount of rock pertaining to the deposit which is used to estimate the grade of the deposit and other geological parameters.
Sampling	Taking small pieces of rock at intervals along exposed mineralisation for assay (to determine the mineral content).
Saprolite Sedimentary

Insitu weathered profile on laterite terrane where the soil comprises mostly clays

Formed by the deposition of solid fragmental or chemical material that originates from weathering of rocks and is transported from a source to a site of deposition.

Specific gravity/S.G. Stockpile Stripping Stripping ratio Subduction

Measure of quantity of mass per unit of volume, density. A store of unprocessed ore or marginal grade material. Removal of waste overburden covering the mineral deposit. Ratio of ore rock to waste rock.

The movement of one crustal plate (lithospheric plate) under another so that the descending plate is “consumed.

Tailings	The waste products of the processing circuit. These may still contain very small quantities of the economic mineral.
Tailings dam

Dams or dumps created from waste material from processed ore after the economically recoverable metal or mineral has been extracted.

Quantities where the tonne is an appropriate unit of measure. Typically used to measure

Tonnage	reserves of metal-bearing material in-situ or quantities of ore and waste material mined, transported or milled.
Trenching Veins

Making elongated open-air excavations for the purposed of mapping and sampling.

A tabular or sheet like body of one or more minerals deposited in openings of fissures, joints or faults, frequently with associated replacement of the host rock.

Yield/Recovered grade % + ± º µ < > / AA AAC AAPS amsl AusIMM BEE BFS BGM BK bn BRI B.Sc. (Geol) B.Sc. Hons CBGA CGS CIL CMC CIP cmg/t CMR CPR DFS DGM DNN DNS EIA EMPR EIABM

The actual grade of ore realised after the mining and treatment process.

Percentage
Plus
Approximately
Degrees
Microns
Less than
Greater than
Per
Atomic absorption
Anglo American Corporation
Anglo American Prospecting Services
Above mean sea level
Australian Institute of Mining and Metallurgy
Black Economic Empowerment
Bankable Feasibility Study
BulgarGeomin ( a Bulgarian mining and exploration company0
Bou Kchreida prospect
billion
Black Reef Incline
Bachelor of Science Degree in Geology
 Bachelor of Science degree with Honours
Central Bank Gold Agreement
Council for Geosciences
Carbon in leach plant
Consolidated Mining Corporation
Carbon in pulp plant
centimetre grams per tonne
Consolidated Main Reef
Competent Persons Report
Definitive Feasibility Study
Direction Generale Des Mines
Dal N Nord prospect
Dal N Sud prospect
Environmental Impact Assessment
Environmental Management Programme Report
European Industrial and Base Metals Limited

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EMP g/cm g/t GBG GBP GDP ha HMHL ICP JORC JSE km kt LoM m mamsl mbs MCF my MPRDA MPRRA Mt MVT NAMM ONM pa PFS PR QA QC SAIMM

Environmental Management Programme
Grams per centimetre
Grams per tonne
Great Basin Gold
Great Britian Pounds
Gross domestic product
 hectares
High Marsh Holdings Limited
Induced couple plasma
Joint Ore Reserves Committee
JSE Limited
Kilometres
Kilo tonnes
Life of Mine
metres
Metres above mean sea level
Metres below surface
Mine call factor
million years
Mineral and Petroleum Resources Development Act
 Mineral and Petroleum Resources Royalty Act

Million tonnes
North African Mining and Minerals Limited British Virgin Islands
Office National des Mines
per annum
Pre Feasibility Study
Prospecting Right
Quality Assurance
Quality Control
South African Institute of Mining and Metallurgy

SAMREC SAMVAL SB SG SOTEMI t tph tpm TMC TSF RC USD 2D 3D

South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral  Reserves
South African Code for the Reporting of Mineral Asset Valuation
Sidi Belgacem prospect
SGS Lakefield Laboratories
Societe Tunisienne d'Expansion Miniere
tonnage
Ton/s per hour
Ton/s per month
The Minerals Corporation
Tailings Storage Facility
Reverse circulation
United States of America Dollar
 Two dimensional
Three dimensional

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Appendix 2 : Qualified Persons Certificates

Fiona Harper
Venmyn Rand (Pty) Ltd
First Floor, Block G
Rochester Place
173 Rivonia Road
Sandton
2146
South Africa
Telephone: +27 11 783 9903
Fax: +27 11 783 9953

CERTIFICATE OF THE AUTHOR OF ‘THE NATIONAL INSTRUMENT 43-101 TECHNICAL REPORT ON

TANZANIA ROYALTY EXPLORATION CORPORATION’S BUCKREEF GOLD PROJECT IN TANZANIA

BY VENMYN RAND (PTY) LIMITED’

I, Fiona Harper, Pr. Sci. Nat (400017/08) do hereby certify that:-

1.	I am a Minerals Industry Advisor of Venmyn Rand (Pty) Ltd

First Floor, Block G Rochester Place 173 Rivonia Road Sandton. 2146 South Africa

2.	I graduated with a B.Sc.Hons (Geology) degree from the University of the Witwatersrand in 1977;

3.	I am a member/fellow of the following professional associations:-

Member	Geological Society of South Africa	2007

	South African Council for Natural Scientific
Member		2008
	Professions (400017/08)

4.	I have practiced my profession from 1977 to 1984 and resumed in 2006;

5.	I have not visited the Project;

6.	I have read the definition of „Qualified Person as set out in NI43-101 and certify that by reason of my education and affiliation with a professional association (as defined in NI43-101), I fulfill the requirements to be a „Qualified Person for the purposes of NI43-101;

7.	I have had no prior involvement with the properties that are the subject of the Technical Report;

8.	I have read NI43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form;

9.	I am responsible for all Sections of the Technical Report entitled “The National Instrument 43-101 Technical Report On Tanzania Royalty Exploration Corporation s Buckreef Gold Project in Tanzania by Venmyn Rand (Pty) Limited excepting Section 18 on the Mineral Resource estimation;

10.	At the date hereof, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading;

11.	I am independent of the issuer applying all of the tests in Section 1.4 of NI43-101; and

NI 43-101 Technical Report for TRX, Tanzania June 2011

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12.	I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 28th June 2011 at Johannesburg, South Africa.

F. HARPER B.Sc.Hons (Geol.) Pr Sci Nat ; MGSSA MINERALS INDUSTRY ADVISOR

NI 43-101 Technical Report for TRX, Tanzania June 2011

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Andrew Neil Clay First floor, block g Rochester place 173 Rivonia road Sandton 2146telephone: +27 11 783 9903 Fax: +27 11 783 9953

CERTIFICATE OF THE AUTHOR OF ‘THE NATIONAL INSTRUMENT 43-101 TECHNICAL REPORT ON

TANZANIA ROYALTY EXPLORATION CORPORATION’S BUCKREEF GOLD PROJECT IN TANZANIA

BY VENMYN RAND (PTY) LIMITED’

I, I, Andrew Neil Clay, do hereby certify that:-

1.	I am the Managing Director of Venmyn Rand (Pty) Ltd

First Floor, Block G Rochester Place 173 Rivonia Road Sandton. 2146 South Africa

2.	I am a graduate in Geology and a Bachelor of Science from University College Cardiff in 1976.

I am a member/fellow of the following professional associations:-

		YEAR OF
CLASS	PROFESSIONAL SOCIETY	REGISTRATION
Member	Canadian Institute of Mining, Metallurgy and Petroleum	2006
Advisor	JSE Limited Listings Advisory Committee	2005
Associate	American Association of Petroleum Geologists	2005
Member
Member	South African Institute of Directors	2004
Fellow	Geological Society of South Africa	2003
Member	American Institute of Mineral Appraisers	2002
Member	South African Institute of Mining and Metallurgy	1998
Fellow	Australasian Institute of Mining and Metallurgy	1994
Member	Natural Scientist Institute of South Africa	1988
Member	Investment Analysts Society of South Africa	1990

3.	I have practiced my profession continuously since graduation;

4.	I have visited not visited the project;

5.	I have read the definition of „Qualified Person as set out in NI43-101 and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a „Qualified Person for the purposes of NI43-101;

6.	I have had no prior involvement with the properties that are the subject of the Technical Report;

7.	I have read NI43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form;

8.	I am responsible for all Sections of the Technical Report entitled “The National Instrument 43-101 Technical Report On Tanzania Royalty Exploration Corporation s Buckreef Gold Project in Tanzania by Venmyn Rand (Pty) Limited excepting Section 18 on the Mineral Resource estimation

9.	At the date hereof, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading;

10.	I am independent of the issuer applying all of the tests in Section 1.4 of NI43-101; and

11.	I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

NI 43-101 Technical Report for TRX, Tanzania June 2011

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Dated this 28th June 2011 at Johannesburg, South Africa.

A.	N.CLAY

M.	Sc. (Geol.), M.Sc. (Min. Eng.), Dip. Bus. M.

Pr Sci Nat, MSAIMM, FAusIMM, FGSSA, MAIMA, M.Inst.D., AAPG MANAGING DIRECTOR

NI 43-101 Technical Report for TRX, Tanzania June 2011

48

PETER ZIZHOU Plot 27, Block W Station Road P.O. Box 10953 Capripont Mwanza Tanzania

CERTIFICATE OF THE AUTHOR OF ‘THE NATIONAL INSTRUMENT 43-101 TECHNICAL REPORT ON TANZANIA ROYALTY EXPLORATION CORPORATION’S BUCKREEF GOLD PROJECT IN TANZANIA

BY VENMYN RAND (PTY) LIMITED’

I, Peter Zizhou do hereby certify that:-

1.	I am the Exploration Manager or Tanzania Royalty Exploration Corporation Limited

Tanzania Royalty Exploration Corporation Suite 404 - 1688 152nd Street South Surrey, BC

Canada V4A 4N2

2.	I am a graduate in Geology with a Master of Science from the University of Zimbabwe in 2003.

I am a member/fellow of the South African Council for Natural Scientists (SACNASP) as well as a member of the Zimbabwe Geological Survey.

3.	I have practiced my profession continuously since my first graduation in 1990;

4.	I have visited the project in January 2011;

5.	I have read the definition of „Qualified Person as set out in NI43-101 and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a „Qualified Person for the purposes of NI43-101;

6.	I have read NI43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form;

7.	I am responsible for all Sections of the Technical Report entitled “The National Instrument 43-101 Technical Report On Tanzania Royalty Exploration Corporation s Buckreef Gold Project in Tanzania by Venmyn Rand (Pty) Limited including Section 18 on the Mineral Resource estimation

8.	At the date hereof, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading;

9.	I am not independent of the issuer as summarized in Section 1.4 of NI43-101; and

10.	I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 28th June 2011 at Capripoint, Mwanza Tanzania.

P.	Zizhou

M.	Sc. (Geol

Pr Sci Nat, EXPLORATION MANAGER

NI 43-101 Technical Report for TRX, Tanzania June 2011